    As filed with the Securities and Exchange Commission on January 20, 1994


                                                       Registration No. 33-51133
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------


                                AMENDMENT NO. 2

                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                             ---------------------

                                SOUTHDOWN, INC.
             (Exact name of registrant as specified in its charter)

                  LOUISIANA                                      72-0296500
       (State or other jurisdiction of                        (I.R.S. Employer
       incorporation or organization)                        Identification No.)

                         1200 SMITH STREET, SUITE 2400
                              HOUSTON, TEXAS 77002
                                 (713) 650-6200

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              EDGAR J. MARSTON III
                         1200 SMITH STREET, SUITE 2400
                              HOUSTON, TEXAS 77002
                                 (713) 650-6200

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:

           R. DANIEL WITSCHEY, JR.                          JOSEPH A. CIALONE, II
        BRACEWELL & PATTERSON, L.L.P.                       BAKER & BOTTS, L.L.P.
       2900 SOUTH TOWER PENNZOIL PLACE                      3000 ONE SHELL PLAZA
            HOUSTON, TEXAS 77002                            HOUSTON, TEXAS 77002

                             ---------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

     IF THE ONLY SECURITIES BEING REGISTERED ON THIS FORM ARE BEING OFFERED PURSUANT TO DIVIDEND OR INTEREST REINVESTMENT PLANS, PLEASE CHECK THE FOLLOWING BOX. / /

     IF ANY OF THE SECURITIES BEING REGISTERED ON THIS FORM ARE TO BE OFFERED ON A DELAYED OR CONTINUOUS BASIS PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933, OTHER THAN SECURITIES OFFERED ONLY IN CONNECTION WITH DIVIDEND OR INTEREST REINVESTMENT PLANS, CHECK THE FOLLOWING BOX. / /

                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

***************************************************************************
*                                                                         *
*  INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A  *
*  REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED     *
*  WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT  *
*  BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE        *
*  REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT    *
*  CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY     *
*  NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH  *
*  SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO            *
*  REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH    *
*  STATE.                                                                 *
*                                                                         *
***************************************************************************


                             SUBJECT TO COMPLETION


                 PRELIMINARY PROSPECTUS DATED JANUARY 20, 1994


PROSPECTUS
- ---------------------

                                1,500,000 SHARES

                                SOUTHDOWN, INC.
            PREFERRED STOCK, $       CUMULATIVE CONVERTIBLE SERIES D
                           -------------------------

    The Preferred Stock, $    Cumulative Convertible Series D, $.05 par value
per share (the "Series D Preferred Stock"), of Southdown, Inc. (the "Company" or "Southdown") offered hereby has a liquidation preference of $50.00 per share, plus accrued and unpaid dividends thereon. Dividends on the Series D Preferred Stock will be cumulative from the date of original issuance and will be payable quarterly in arrears commencing April 1, 1994, in an amount per annum equal to
$    per share, until conversion or redemption. See "Description of Series D
Preferred Stock -- Dividends." The Series D Preferred Stock will rank junior to the Company's outstanding Preferred Stock, $.70 Cumulative Convertible Series A and pari passu with the Company's outstanding Preferred Stock, $3.75 Convertible Exchangeable Series B.


    Shares of Series D Preferred Stock are convertible at the option of the holder thereof at any time, unless previously redeemed or converted, into shares of common stock, $1.25 par value, of the Company, including the associated rights to purchase preferred stock (the "Common Stock"), at a conversion price, subject to adjustment in certain circumstances (the "Conversion Price"), of
$    per share of Common Stock (initially equivalent to a conversion rate of shares of Common Stock for each share of Series D Preferred Stock). See "Description of Series D Preferred Stock -- Conversion Rights -- Conversion at the Option of the Holder." On January 19, 1994, the last reported sale price of the Common Stock on the New York Stock Exchange (the "NYSE") was $26 3/4 per share. See "Price Range of the Common Stock and Dividends."



    The Series D Preferred Stock is not redeemable prior to January   , 2001. On
and after January   , 1997 and until January   , 2001, the Series D Preferred
Stock will be convertible at the option of the Company, in whole but not in part, into shares of Common Stock at the Conversion Price. The Company may exercise this option only if for at least 20 trading days within any period of 30 consecutive trading days, including the last trading day of such 30 trading day period, the closing price of the Common Stock equals or exceeds 130% of the
Conversion Price (initially $      per share) and if all dividends on the Series
D Preferred Stock for all dividend periods ending on or prior to the dividend payment date next preceding the conversion date have been paid or set aside for payment. In order to exercise this conversion option, the Company must issue a press release announcing the conversion and specifying the date on which such conversion will be effective prior to 9:00 a.m. New York City time, on the second trading day after any date on which the foregoing conditions have been met. See "Description of the Series D Preferred Stock -- Conversion
Rights -- Conversion at the Option of the Company." On and after January   ,
2001, the Series D Preferred Stock will not be convertible at the option of the Company, but will be redeemable, in whole or in part, at the option of the Company at a redemption price of $50.00 per share, plus accrued and unpaid dividends. The Series D Preferred Stock will not be entitled to the benefit of any sinking fund. See "Description of Series D Preferred Stock -- Optional Redemption."



    The Series D Preferred Stock has been approved for listing on the NYSE.


    The offering of the Series D Preferred Stock (the "Preferred Stock Offering") is being conducted concurrently with an offering of shares of Common Stock by a selling shareholder (the "Common Stock Offering"). See "Recent Developments -- Concurrent Offerings." The closings of the Preferred Stock Offering and the Common Stock Offering are not conditioned on each other. The Company will not receive any proceeds from the Common Stock Offering.

    SEE "INVESTMENT CONSIDERATIONS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE SERIES D PREFERRED STOCK.
                           -------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
    ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
     CONTRARY IS A CRIMINAL OFFENSE.
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
                                                  PRICE TO           UNDERWRITING          PROCEEDS TO
                                                  PUBLIC(1)           DISCOUNT(2)          COMPANY(3)
- -----------------------------------------------------------------------------------------------------------
Per Share...................................        $50.00                 $                    $
- -----------------------------------------------------------------------------------------------------------
Total(4)....................................      $75,000,000              $                    $
- -----------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------

(1) Plus accrued dividends, if any, from the date of issuance.

(2) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."


(3) Before deducting expenses payable by the Company estimated to be $435,000.


(4) The Company has granted to the several Underwriters an option, exercisable within 30 days after the date hereof, to purchase up to 225,000 additional shares solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to
    Company will be $86,250,000, $      and $      , respectively. See
    "Underwriting."
                           -------------------------
    The shares of Series D Preferred Stock are offered by the several Underwriters, subject to prior sale, when, as, and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel, or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Series D Preferred Stock will be
made in New York, New York on or about January   , 1994.

                           -------------------------
MERRILL LYNCH & CO.

                             KIDDER, PEABODY & CO.
                                         INCORPORATED
                                                     LEHMAN BROTHERS
                           -------------------------
                The date of this Prospectus is January   , 1994.

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE SERIES D PREFERRED STOCK OR THE COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     The Company, a Louisiana corporation organized in 1930, has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities to which this Prospectus relates.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is required to file reports, proxy statements and other materials with the Commission. Such reports, proxy statements and other materials filed with the Commission are available for inspection and copying at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and are available for inspection and copying at certain of the Commission's regional offices at the following locations: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621-2511; and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials also may be obtained by mail, upon payment of the Commission's customary charges, by writing to its principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Such materials and other information concerning the Company are also available for inspection at the office of the NYSE, 20 Broad Street, New York, New York 10005.

     This Prospectus does not contain all of the information set forth in the Registration Statement of which this Prospectus is a part, including the exhibits to the Registration Statement. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the applicable documents filed with the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement, including the exhibits thereto, which may be inspected at the public reference facilities of the Commission referred to above, and copies of which may be obtained therefrom upon payment of the Commission's customary charges. The Company's principal executive office is located at 1200 Smith Street, Suite 2400, Houston, Texas 77002-4486, and its telephone number at that address is
(713) 650-6200.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     The following materials previously filed by the Company with the Commission pursuant to the Exchange Act (File No. 1-6117), are incorporated herein by reference: the Annual Report on Form 10-K for the fiscal year ended December 31, 1992; the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1993; the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1993; the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1993; the Current Report on Form 8-K dated December 21, 1993, which was filed with the Commission on January 4, 1994; the Form 8-C dated September 17, 1969 with respect to the Common Stock; and the Form 8-A dated March 4, 1991 with respect to the Rights to Purchase Preferred Stock. For convenience of reference, the consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" from the September 30, 1993 Quarterly Report on Form 10-Q are reproduced in this Prospectus. All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and before the termination of this offering shall be deemed to be incorporated herein by reference.


     Any statement contained in a document incorporated or deemed to be incorporated herein by reference (including such information that is also reproduced herein for convenience of reference) shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon request by such person, a copy of any and all documents that are incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in any such document). Requests for copies of such documents should be addressed to the Company at its principal executive offices as follows: Mr. James L. Persky, Senior Vice President -- Finance, Southdown, Inc., 1200 Smith Street, Suite 2400, Houston, Texas 77002-4486 (telephone (713) 650-6200).

                              [INSIDE FRONT COVER]

              PHOTOGRAPH OF THE COMPANY'S VICTORVILLE, CALIFORNIA
                                  CEMENT PLANT

             PHOTOGRAPH OF CONCRETE POURING AT COMMERCIAL JOB SITE

                 MAP OF UNITED STATES IDENTIFYING LOCATIONS OF
           THE COMPANY'S CEMENT PLANTS, CONCRETE PRODUCTS OPERATIONS
                         AND HAZARDOUS WASTE PROCESSORS

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements included elsewhere or incorporated by reference in this Prospectus. As used herein, the terms "Southdown" and the "Company" refer to Southdown, Inc. together with its subsidiaries. Unless otherwise noted, all information in this Prospectus assumes the Underwriters' over-allotment option is not exercised.

                                  THE COMPANY

     Southdown is one of the leading producers of cement and ready-mixed concrete in the United States. The Company operates eight quarrying and manufacturing facilities and a network of 18 terminals for the production and distribution of portland and masonry cement, primarily in the Ohio valley and the southwestern and southeastern regions of the United States. Southdown is also vertically integrated, with ready-mixed concrete operations serving markets in southern California, Florida and southeast Georgia. In addition, the Company is engaged in the environmental services business, which involves the collection of hazardous waste and processing it into hazardous waste derived fuels that, together with tires and other waste materials, are utilized in certain of the Company's cement kilns as a supplement to conventional fuels. The Company is headquartered in Houston, Texas and employs approximately 2,700 people nationwide.

                SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA*

                                         NINE MONTHS ENDED
                                           SEPTEMBER 30,                         YEARS ENDED DECEMBER 31,
                                         ------------------       -------------------------------------------------------
                                          1993        1992         1992        1991        1990        1989       1988(A)
                                         ------      ------       ------      ------      -------     -------     -------
                                                (IN MILLIONS, EXCEPT PER SHARE AMOUNTS, OPERATING DATA AND RATIOS)
INCOME STATEMENT DATA:
  Revenues.............................  $406.6      $383.3       $507.4      $506.9      $ 565.9     $ 592.5     $ 543.4
  Operating earnings (loss)............  $ 28.9      $  9.4       $(16.6)     $(15.7)     $  47.6     $  87.9     $  77.9
  Earnings (loss) from continuing
    operations.........................  $ (0.3)     $(14.9)      $(41.4)(b)  $(43.2)(c)  $  13.4(d)  $  23.0     $  17.3
  Earnings from discontinued
    operations, net of income
    taxes(e)...........................      --          --           --          --           --        11.6        19.8
  Gain on sale of discontinued
    operations, net of income
    taxes(e)...........................      --         0.8          0.8          --           --        33.4          --
  Cumulative effect of change in
    accounting principle...............   (48.5)(f)      --           --          --           --          --        19.6(g)
  Extraordinary charge, net of related
    tax benefit(h).....................      --          --           --        (1.4)          --          --          --
                                         ------      ------       ------      ------      -------     -------     -------
  Net earnings (loss)..................  $(48.8)     $(14.1)      $(40.6)     $(44.6)     $  13.4     $  68.0     $  56.7
                                         ------      ------       ------      ------      -------     -------     -------
                                         ------      ------       ------      ------      -------     -------     -------
  Earnings (loss) per share --
    Continuing operations..............  $(0.24)     $(1.10)      $(2.74)     $(2.86)     $  0.44     $  1.06     $  0.99
    Discontinued operations(e).........      --          --           --          --           --        0.57        1.15
    Gain on sale of discontinued
      operations(e)....................      --        0.05         0.05          --           --        1.63          --
    Cumulative effect of change in
      accounting principle.............   (2.86)(f)      --           --          --           --          --        1.14(g)
    Extraordinary charge, net of
      related tax benefit(h)...........      --          --           --       (0.08)          --          --          --
                                         ------      ------       ------      ------      -------     -------     -------
    Net earnings (loss)................  $(3.10)     $(1.05)      $(2.69)     $(2.94)     $  0.44     $  3.26     $  3.28
                                         ------      ------       ------      ------      -------     -------     -------
                                         ------      ------       ------      ------      -------     -------     -------
  Preferred stock dividends............  $  3.7      $  3.7       $  5.0      $  5.1      $   5.8     $   6.3     $   4.0
RATIO OF EARNINGS TO COMBINED FIXED
  CHARGES AND PREFERRED STOCK
  DIVIDENDS(I).........................        (i)         (i)          (i)         (i)       1.2x        1.4x        1.2x
OPERATING DATA:
  Tons of cement sold (in thousands)...   4,637       4,369        5,788       5,340        5,876       6,155       5,923
  Weighted average per ton data:
    Sales price (net of freight).......  $51.43      $50.27       $49.98      $52.26      $ 52.67     $ 52.88     $ 53.01
    Manufacturing and other plant
      operating costs(j)...............   39.23       39.54(k)     39.70(k)    43.72        40.83       40.28       41.69
                                         ------      ------       ------      ------      -------     -------     -------
    Margin.............................  $12.20      $10.73       $10.28      $ 8.54      $ 11.84     $ 12.60     $ 11.32
                                         ------      ------       ------      ------      -------     -------     -------
                                         ------      ------       ------      ------      -------     -------     -------
  Yards of ready-mixed concrete sold
    (in thousands).....................   2,420       2,319        3,038       3,488        4,179       4,786       4,038
  Weighted average per cubic yard data:
    Sales price........................  $43.70      $43.17       $43.13      $42.97      $ 45.70     $ 45.44     $ 45.24
    Operating costs(l).................   45.23       46.46        46.66       46.69        46.01       42.78       42.89
                                         ------      ------       ------      ------      -------     -------     -------
    Margin.............................  $(1.53)     $(3.29)      $(3.53)     $(3.72)     $ (0.31)    $  2.66     $  2.35
                                         ------      ------       ------      ------      -------     -------     -------
                                         ------      ------       ------      ------      -------     -------     -------

- ---------------


* Alphabetical note references refer to the notes to Selected Historical Financial and Operating Data that appear on page 15.

                          THE PREFERRED STOCK OFFERING

Securities Offered......... 1,500,000 shares of Series D Preferred Stock.

Dividends.................. Cumulative from the date of original issuance, payable quarterly in arrears, commencing April 1,
                            1994, in an amount per annum equal to $      per
                            share, until conversion or redemption.

Liquidation Preference..... $50.00 per share, plus accrued and unpaid dividends.

Conversion at the Option of
the
  Holder................... The Series D Preferred Stock is convertible, in whole or in part, at the option of the holder at any time, unless previously redeemed or converted at the option of the Company, into shares of Common Stock of the Company, at an initial Conversion Price of
                            $     per share of Common Stock (equivalent to a
                            conversion rate of           shares of Common Stock
                            for each share of the Series D Preferred Stock), subject to adjustment in certain circumstances. See "Description of Series D Preferred
                            Stock -- Conversion Rights."


Conversion at the Option of
the   Company.............. On and after January   , 1997 and until January   ,
                            2001, the Series D Preferred Stock will not be redeemable for cash, but will be convertible at the option of the Company, in whole but not in part, into shares of Common Stock at the Conversion Price. The Company may exercise this option only if for at least 20 trading days within any period of 30 consecutive trading days, including the last trading day of such 30 trading day period, the closing price of the Common Stock equals or exceeds 130% of the
                            Conversion Price (initially $       per share) and
                            if all dividends on the Series D Preferred Stock for all dividend periods ending on or prior to the dividend payment date next preceding the conversion date have been paid or set aside for payment. In order to exercise this conversion option, the Company must issue a press release announcing the conversion and specifying the date on which such conversion will be effective prior to 9:00 A.M., New York City time, on the second trading day after any date on which the foregoing conditions have been met. See "Description of Series D Preferred
                            Stock -- Conversion Rights -- Conversion at the Option of the Company."


Optional Redemption........ The shares of Series D Preferred Stock are not
                            redeemable prior to January   , 2001. Thereafter,
                            the Series D Preferred Stock will be redeemable, in whole or in part, at the option of the Company, at a redemption price of $50.00 per share, plus accrued and unpaid dividends. The Series D Preferred Stock will not be entitled to the benefit of any sinking fund. See "Description of Series D Preferred
                            Stock -- Optional Redemption."


Voting Rights.............. The Series D Preferred Stock is entitled to one vote per share, voting as a class with the Common Stock and any other capital stock of the Company entitled to vote, on all matters submitted to shareholders. The Series D Preferred Stock will not otherwise entitle the holders to vote except (i) if the equivalent of six full quarterly dividends (whether or not consecutive) on the Series D Preferred Stock are accrued and unpaid, the number of directors of the Company will be increased by two and the holders of the Series D Preferred Stock, voting together as a single class with all other series or classes of preferred stock which are pari passu with the Series D Preferred Stock as to dividends and which specifically state that they shall vote with the Series D Preferred Stock in such a case, will have the right to elect such two additional directors (such voting rights to continue until such time as the dividend arrearage on the Series D Preferred Stock has been paid in full);
                            (ii) the affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of Series D Preferred Stock, voting as a separate class, will be required for the creation, authorization or issuance of any class or series of stock of the Company ranking senior to the Series D Preferred Stock as to dividends or distribution of assets on liquidation and for amendments to the Company's Restated Articles of Incorporation affecting certain rights of holders of the Series D Preferred Stock; and (iii) as required by applicable law. See "Description of Series D Preferred
                            Stock -- Voting Rights."

Ranking.................... The Series D Preferred Stock will rank (i) senior to the Common Stock and any shares that are expressly made junior to the Series D Preferred Stock, (ii) junior to the Company's outstanding Series A Preferred Stock with respect to payment of dividends and amounts upon liquidation, dissolution or winding up of the Company, and (iii) pari passu with the Company's outstanding Series B Preferred Stock with respect to payment of dividends and amounts upon liquidation, dissolution or winding up of the Company. So long as any shares of Series D Preferred Stock are outstanding, the Company may not create any class or series of stock that ranks senior to the Series D Preferred Stock without the requisite consent of the holders of the Series D Preferred Stock. The Preferred Stock, Cumulative Junior Participating Series C, none of which is outstanding, ranks junior to all classes and series of capital stock, other than the Common Stock. See "Description of Series D Preferred Stock -- Ranking."


Use of Proceeds............ The net proceeds from the sale of the Series D
                            Preferred Stock offered hereby will be used to prepay an $18 million promissory note and reduce outstanding borrowings under the Company's Restated Revolving Credit Facility, $47 million of which was incurred on January 5, 1994 to redeem $45 million principal amount of the Company's 12% Senior Subordinated Notes due 1997 (the "12% Notes"). The Company intends to redeem the remaining $45 million outstanding principal amount of 12% Notes as promptly as practicable after May 1, 1994 with additional borrowings under the Restated Revolving Credit Facility. See "Use of Proceeds."



Listing.................... The Series D Preferred Stock has been approved for listing on the NYSE, on which the Common Stock is traded.



Concurrent Offering........ Concurrently with the Preferred Stock Offering, a selling shareholder is selling 1,550,000 shares of Common Stock in the Common Stock Offering. The selling shareholder has also granted to the underwriters of the Common Stock Offering the option to purchase from the selling shareholder up to 232,500 shares of Common Stock solely to cover over-allotments in the Common Stock Offering. See "Recent Developments -- Concurrent Offerings."

                           INVESTMENT CONSIDERATIONS

     Prospective purchasers of the Series D Preferred Stock offered hereby should consider the following matters, as well as the other information in this Prospectus and the documents incorporated herein by reference.

DEPENDENCE ON CONSTRUCTION INDUSTRY; PROFIT SENSITIVITY

     Demand for cement is derived from demand for concrete products which, in turn, is derived from demand for construction. The construction sector is affected by the general condition of the economy and can exhibit substantial variations across the country as a result of the differing structures of regional economies. Regional cement markets are highly cyclical, experiencing peaks and valleys correlated with regional construction cycles. While the impact on the Company of construction cycles in individual regions may be mitigated to some degree by the geographic diversification of the Company, profitability is very sensitive to small shifts in the balance between supply and demand. New construction activities stagnated as the U.S. economy entered a recession during the later half of 1990, declined in 1991 in most areas and, in California, continued to decline in 1992. As a consequence, the Company's sales and earnings declined from the previous cyclical peak. Construction activity in some regions has rebounded slightly in 1993. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."

FIXED CHARGE DEFICIENCY; DIVIDENDS

     Since 1991, the Company's earnings have been insufficient to cover its combined fixed charges and preferred stock dividends. See "Selected Historical Financial and Operating Data." In addition, the Company's ability to pay dividends on its capital stock, including the Series D Preferred Stock and Common Stock, is restricted in certain circumstances by certain provisions of various of its debt instruments, including the Company's Restated Revolving Credit Facility and the Indenture relating to its 14% Senior Subordinated Notes Due 2001. See "Description of Capital Stock -- Limitations on Dividends and Certain Other Payments." The Company has paid no dividends on its Common Stock since the first quarter of 1991. See "Price Range of the Common Stock and Dividends."

STATUS OF CERTAIN TARIFFS

     A group of domestic cement producers, including the Company, filed antidumping petitions which have resulted in the imposition of significant antidumping duty cash deposits on cement imported from Mexico and Japan. In addition, the U.S. Department of Commerce has signed an agreement with Venezuelan cement producers, which is designed to eliminate the dumping of gray portland cement from Venezuela into Florida and the United States generally. The antidumping duties are subject to annual review by the Department of Commerce and appeal to the U.S. Court of International Trade.

     Effective July 15, 1995, the Anti-dumping Code of the General Agreement on Tariffs and Trade will be substantially altered pursuant to the recently completed Uruguay Round of multilateral trade negotiations. The new Code applies to investigations initiated after July 1995 and to administrative reviews of outstanding orders that are initiated after July 1995. If Congress passes legislation to approve and implement the Uruguay Round agreement, changes will necessarily be made to U.S. antidumping law. While the antidumping orders outstanding against cement and clinker from Mexico and Japan and the suspension agreement on cement and clinker from Venezuela will remain in force, the new Code will require "sunset" reviews of the antidumping orders against Mexico and Japan prior to July 2000 to determine whether they should terminate or remain in effect, unless an earlier date is mandated by Congress. Under the new Code, it could be more difficult to obtain antidumping orders against other countries. A substantial reduction or elimination of the existing antidumping duties could adversely affect the Company's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Status of Additional Sources of Cement Supply."

     The Company does not believe that the North American Free Trade Agreement will have a material adverse effect on the foregoing antidumping duties.

ENVIRONMENTAL MATTERS

     Industrial operations have been conducted at some of the Company's cement manufacturing facilities for almost 100 years. In the past, the Company disposed of various materials, including used refractory brick and other products generally used in its cement manufacturing and concrete products operations, in onsite and offsite facilities. Many of these residuals, when discarded, are now classified as hazardous wastes and are subject to regulation under federal and state environmental laws and regulations, which may require the Company to undertake corrective action to remediate these sites.


     Many of the raw materials, products and by-products associated with the operation of any industrial facility, including those for the production of cement or concrete products, contain chemical elements or compounds that are designated as hazardous substances. Some examples of such materials are the trace metals present in cement kiln dust ("CKD"), chromium present in refractory brick formerly widely used to line cement kilns and general purpose solvents. CKD is not classified as a hazardous waste, except CKD which is produced by kilns burning hazardous waste fuels and which fails to meet certain criteria. However, CKD that is infused with water may produce a leachate with an alkalinity high enough to be classified as hazardous and may also leach certain hazardous trace metals present therein. Several of the Company's inactive CKD disposal sites around the country are under study to determine if remedial action is required at any of the sites and, if so, the extent of any such remedial action. The Company has recorded charges aggregating $9.7 million as the total estimated cost to remediate one of these sites. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Known Events, Trends and Uncertainties -- Environmental Matters."


     Owners and operators of industrial facilities and those who handle, store or dispose of hazardous substances may be subject to fines and other sanctions imposed by the U.S. Environmental Protection Agency and corresponding state regulatory agencies for violations of laws or regulations relating to those substances. The Company has incurred fines imposed by those agencies in the past. Recently, as part of an aggressive inspection and enforcement initiative targeting combustion industry facilities in which it is seeking over $19.8 million in penalties against the owners and operators of 28 boilers and industrial furnaces, the U.S. EPA alleged certain violations by the Company and proposed the assessment of a civil penalty in the amount of $1.1 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Known Events, Trends and Uncertainties -- Environmental Matters."

     The Company's utilization of hazardous waste derived fuels ("HWDF") in its cement kilns has necessitated the familiarization of its work force with the more exacting requirements of applicable environmental laws and regulations with respect to human health and the environment related to these activities. The failure to observe the exacting requirements of these laws and regulations could jeopardize the Company's hazardous waste management permits and, under certain circumstances, expose the Company to significant liabilities and costs of cleaning up releases of hazardous substances into the environment or claims by employees or others alleging exposure to toxic or hazardous substances. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

LEGAL PROCEEDINGS


     The Company is involved in various legal proceedings, certain of which are described in Item 5. "Other Events" of the Company's Current Report on Form 8-K dated December 21, 1993, which was filed with the Commission on January 4, 1994,
Item 1. "Legal Proceedings" of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1993, and Item 3. "Legal Proceedings" of the Company's Annual Report on Form 10-K for the year ended December 31, 1992.


ABSENCE OF TRADING MARKET


     There has been no public market for the Series D Preferred Stock prior to the Preferred Stock Offering; consequently, there can be no assurance that the initial public offering price will correspond to the price at which the Series D Preferred Stock will trade in the public market subsequent to this offering. The Series D Preferred Stock has been approved for listing on the NYSE. Prices for the Series D Preferred Stock will be determined in the marketplace and may be influenced by many factors, including depth and liquidity of the market for the Series D Preferred Stock, investor perceptions of the Company, the market price of the Common Stock and general industry and economic conditions. The Common Stock into which the Series D Preferred Stock is convertible is listed on the NYSE.

                                  THE COMPANY

     Southdown is one of the leading producers of cement and ready-mixed concrete in the United States. The Company operates eight quarrying and manufacturing facilities and a network of 18 terminals for the production and distribution of portland and masonry cement, primarily in the Ohio valley and the southwestern and southeastern regions of the United States. Southdown is also vertically integrated, with ready-mixed concrete operations serving markets in southern California, Florida and southeast Georgia. In addition, the Company is engaged in the environmental services business, which involves the collection of hazardous waste and processing it into HWDF that, together with tires and other waste materials, are utilized in certain of the Company's cement kilns as a supplement to conventional fuels. The Company is headquartered in Houston, Texas and employs approximately 2,700 people nationwide.

     Cement Operations. The Company is the third-largest cement producer in the United States and believes that its network of eight cement plants is one of the most modern and efficient of any large cement manufacturer in this country. Seven of its eight plants utilize a variation of the more fuel efficient "dry process" manufacturing technology. The Company's plants are located in California, Colorado, Florida, Kentucky, Ohio, Pennsylvania, Tennessee and Texas. Cement markets are generally regional, due to transportation costs which are high relative to the value of the products. The primary end-users of cement in each regional market include numerous small and sometimes one or more large ready-mixed concrete companies. Cement is the binding agent for concrete, a primary construction material.

     During the first nine months of 1993, the cement operations generated revenues of $277.6 million and operating earnings of $61.1 million compared with revenues of $256.5 million and operating earnings of $49.2 million during the comparable period a year ago. The improved performance is primarily a result of higher sales volumes and prices. The cement operations generated revenues of $339.5 million and operating earnings of $59.0 million in 1992 compared with revenues of $328.4 million and operating earnings of $41.8 million in 1991. The improved performance in 1992 was primarily a result of significant cost reductions and an 8% increase in sales volume, partially offset by a decline in the average price of cement.

     The demand for cement is highly cyclical and is derived from the demand for construction. Construction spending and cement consumption have historically fluctuated widely. Following this pattern, cement demand began to decline in 1990, appears to have reached its cyclical low in 1991 and was flat to slightly higher in most regions of the country during 1992 and the first nine months of 1993. The Portland Cement Association (the "PCA"), an industry trade group, estimates that total U.S. cement consumption will increase from a cyclical low of 79 million tons in 1991 to 98 million tons in 1996. This forecast of peak U.S. cement consumption compares with consumption of 93 million tons at the last cyclical peak in 1987. The demand for cement can be divided into three major market segments: residential construction, commercial and industrial construction, and infrastructure or public works projects which represented 24%, 22% and 54%, respectively, of cement consumption in 1992.

     The supply of cement in the U.S. has declined in recent years primarily because of a decrease in the volume of imported cement entering the country. During the 1980's, imported cement flooded U.S. markets, causing prices to fall despite strong growth in cement consumption. This situation has begun to reverse as evidenced by the reduction in imported cement to 8% of total U.S. consumption in 1992 as compared with 17% of total U.S. consumption in 1989. This decline is largely the result of successful antidumping actions filed against importers from Mexico, Japan and Venezuela. With respect to the California, Florida and Texas markets, the antidumping suits have provided an opportunity for domestic producers to displace large volumes of imported cement during the current recession. See "Investment Considerations -- Status of Certain Tariffs" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Known Events, Trends and Uncertainties -- Other
Contingencies -- Status of Additional Sources of Cement Supply."

     The profitability of the cement industry is highly sensitive to changes in sales and production volumes because of the high fixed cost nature of the manufacturing process. High levels of capacity utilization are therefore important to the financial performance of the industry, as incremental sales volumes generate substantial variable gross profits. If the strong demand for cement projected by the PCA for the 1990's materializes and imports continue at present low levels, U.S. producers should be able to operate at or near capacity as the industry moves toward the next cyclical peak. The pricing environment should also improve as demand increases and domestic capacity becomes fully utilized. In addition to an improved supply and demand situation in the 1990's, Southdown expects to benefit from enhanced cement manufacturing efficiency and productivity improvement programs. After several years in the formulation and early implementation stages, these programs have begun to produce results with approximately $16.0 million of cost savings in 1992. These cost reductions are expected to continue and to be augmented by some additional cost reductions in future periods.

     Concrete Products. The Company has vertically integrated its operations into concrete products in the regional vicinity of its two largest cement plants, which are located in southern California and Florida. The Company believes that vertical integration into ready-mixed concrete enhances its competitive position in these markets. Concrete is produced in batch plants by combining cement, aggregates, add-mixtures and water and is transported to the customer's jobsite in mixer trucks. Ready-mixed concrete is a versatile, low-cost building material used in almost all construction applications.

     In the third quarter of 1993 the concrete products segment recorded its first operating earnings in three years. The segment recorded $0.5 million of operating earnings in the third quarter of 1993 compared with an operating loss of $2.4 million for the third quarter of 1992. During the first nine months of 1993, the concrete products segment generated revenues of $129.6 million and an operating loss of $1.1 million compared with revenues of $119.9 million and an operating loss of $8.0 million in the comparable period a year ago. The improved earnings are a result of higher ready-mixed concrete volumes and prices in Florida, and lower unit costs and improved earnings from aggregates in southern California. In 1992 the concrete products segment generated revenues of $158.1 million and an operating loss of $11.6 million compared with revenues of $181.1 million and an operating loss of $12.7 million in 1991. While operating earnings from the Florida concrete products operations increased in 1992, this improvement was offset by the continued deterioration in the southern California market.

     Environmental Services. Southdown collects hazardous waste and processes it into HWDF through its wholly owned subsidiary, Southdown Environmental Systems, Inc. ("SES"). The HWDF, as well as tires and other waste materials, are used by Southdown as a partial replacement for conventional fuels in certain of its cement kilns. Southdown earns a fee for processing the hazardous waste and then uses the HWDF, tires and other waste materials in certain of its cement plants to reduce its outside purchases of conventional fuel, one of its largest variable costs. After suffering three years of start-up losses, in late 1992 Southdown reorganized this business, narrowing its focus to primarily providing HWDF for its own cement kilns. Southdown is in the process of consolidating this business, selling a number of processors and centralizing the bulk of its operations in its Tennessee processing facility, which is being upgraded and expanded to provide state-of-the-art capacity for blending HWDF.

     During the first nine months of 1993, the environmental services operations generated revenues of $27.5 million versus $32.4 million in the comparable 1992 period and an operating loss of $1.2 million for the first nine months of 1993, a $6.8 million improvement over the operating loss of $8.0 million in the first nine months of 1992. In 1992 the environmental services segment generated revenues of $43.4 million and an operating loss of $10.6 million, excluding the $21.4 million writedown related to the sale of processors and the related reorganization of these operations. In 1991 revenues were $36.8 million and losses from operations were $4.4 million.

                              RECENT DEVELOPMENTS


ESTIMATED 1993 RESULTS



     On January 17, 1994, the Company announced that it expects to report break-even earnings for the year ended December 31, 1993 before the cumulative effect of a change in accounting principle under SFAS No. 106 and an extraordinary charge of $1 million, compared with a loss from continuing operations of $41.4 million in 1992. The anticipated 1993 results reflect higher operating earnings in the cement segment attributable to, among other things, increased sales volumes, higher average prices per ton and a decrease in average operating costs per ton. The Company expects to report decreased losses in its other two business segments in 1993 as compared to 1992. The anticipated 1993 results also reflect a fourth quarter charge of approximately $3 million related to a waste processor that the Company has been attempting to sell.


RESTATED REVOLVING CREDIT FACILITY


     On November 19, 1993, the Company and its lending banks entered into a $200 million Restated Revolving Credit Facility. This facility includes the issuance of standby letters of credit up to a maximum of $95 million and also includes $20 million of borrowing capacity that is reserved solely for potential funding obligations under a Keepwell Agreement with the U.S. Maritime Administration. The Restated Revolving Credit Facility remains the same size as the Revolving Credit Facility described under "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," and matures in November 1996. Substantially all of the Company's assets remain pledged to secure this facility. The Restated Revolving Credit Facility permitted borrowings to redeem up to $45 million in principal amount of the Company's 12% Notes (see "Capitalization"), which the Company has redeemed, and, subject to compliance with the customary conditions to borrowing set forth therein, also permits the Company to borrow funds sufficient to redeem the remaining $45 million in principal amount of the 12% Notes after the closing of the Preferred Stock Offering. The Company believes that this facility provides the Company with enhanced flexibility under the restrictive covenants contained therein. Borrowings under the Restated Revolving Credit Facility bear interest at margins above either a prime rate or LIBOR as selected by the Company from time to time. On January 19, 1994, the current interest rate under the Restated Revolving Credit Facility was approximately 6.0%.


CONCURRENT OFFERINGS


     The Carpenters Pension Trust for Southern California (the "Trust") and Richard C. Blum & Associates, Inc. ("RCBA"), as investment manager for the Trust, beneficially own 2,363,600 shares of Common Stock and 63,200 shares of Series B Preferred Stock (which are convertible into 158,000 shares of Common Stock). Pursuant to a Registration Rights and Lock Up Agreement with RCBA and the Trust dated November 22, 1993 (the "Registration Rights Agreement"), the Company agreed to file a Registration Statement for the Common Stock Offering, and the Trust proposes to sell 1,550,000 shares of Common Stock in that offering (plus 232,500 shares solely to cover over-allotments). RCBA has advised the Company that the holdings in Southdown have grown to be the Trust's largest investment position and that RCBA as investment manager and fiduciary has made the decision to reduce the holdings based on principles of prudent portfolio management.


     In the Registration Rights Agreement, RCBA and the Trust agreed that until 90 days after the effective date of the registration statement relating to the Preferred Stock Offering (or until the Company abandons the Preferred Stock Offering), they and their affiliates and associates would not directly or indirectly sell, contract or agree to sell, offer to sell or otherwise dispose of any of their shares of Common Stock or Series B Preferred Stock except a sale to the underwriters of the Common Stock Offering contemporaneously with the Company's sale of the Series D Preferred Stock to the Underwriters in the Preferred Stock Offering. If the registration statement relating to the Preferred Stock Offering has not become effective by March 1, 1994, however, the Registration Rights Agreement will not prohibit RCBA and the Trust from selling their shares after that date. The Company has agreed that after the period in which RCBA and the Trust have agreed not to sell their shares, they may require the Company to register the sale of their remaining shares under the

Securities Act. The Company will not be obligated to keep that registration statement effective after March 1, 1995.

CKD AT FORMER USX SITE

     The Company owns two inactive CKD disposal sites in Ohio that were formerly owned by a division of USX Corporation ("USX"). In September 1993, the Company filed a complaint against USX alleging that with respect to the larger of these two sites (the "Site"), USX is a potentially responsible party and therefore jointly and severally liable for costs associated with cleanup of the Site. USX answered the complaint in November 1993 by filing a motion to dismiss the lawsuit. The Company filed a response to the motion to dismiss in December 1993. In late December 1993, the Company received a preliminary engineering cost estimate which reflects that, based on information developed to date, costs of Site remediation will probably range between $8 million and $32 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Known Trends, Events and Uncertainties -- Environmental Matters." Counsel to the Company on this matter has advised that it appears there is a reasonable basis for the apportionment of cleanup costs relating to the Site between the Company and USX, with USX shouldering substantially all of the cleanup costs because, based on the facts known at this time, the Company itself disposed of no CKD at the Site and is potentially liable under CERCLA because of its current ownership of the Site. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Known Trends, Events and Uncertainties -- Environmental Matters."


CLAIM FOR INDEMNIFICATION



     In late August 1993 the Company was notified by Energy Development Corporation ("EDC"), the 1989 purchaser of the common stock of the Company's then oil and gas subsidiary, that EDC was exercising its indemnification rights under the 1989 stock purchase agreement with respect to a Department of Energy ("DOE") Remedial Order regarding the audit of crude oil produced and sold during the period September 1973 through January 1981 from an offshore, federal waters field in which the Company's oil and gas subsidiary owned an interest. The DOE alleged certain price overcharges and sought to recover a total of $68 million in principal and interest from Murphy Oil Corporation ("Murphy"), as operator of the property. Murphy estimated the Company's share of this total to be approximately $4 million. The Company understands that in January 1994 Murphy negotiated a tentative settlement with the DOE that would require Murphy to pay $35.1 million. The Company is unable to determine what liability it may have with respect to this matter, but any such expenditure would result in a charge to earnings from discontinued operations. The Company believes it has sufficient borrowing capacity under its Restated Revolving Credit Facility to fulfill obligations that may arise as a result of this claim. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Known Events, Trends and Uncertainties -- Other Contingencies."

                                USE OF PROCEEDS


     The net proceeds from the sale of the Series D Preferred Stock offered hereby (estimated to be approximately $72.0 million) will be used to prepay an $18 million promissory note and reduce outstanding borrowings under the Company's Restated Revolving Credit Facility, $47 million of which was incurred on January 5, 1994 to redeem $45 million principal amount of the 12% Notes. The Company intends to redeem the remaining $45 million outstanding principal amount of 12% Notes as promptly as practicable after May 1, 1994. See "Capitalization." The 12% Notes mature on May 1, 1997 and may be redeemed at the option of the Company at a current redemption price equal to 101.714% of the principal amount (decreasing to 100% of principal amount on May 1, 1994), plus accrued interest to the redemption date. See "Recent Developments -- Restated Revolving Credit Facility" for a description of certain terms of the Restated Revolving Credit Facility. The $18 million promissory note matures on March 31, 1994 and bears interest at margins above either a prime rate basis or a Eurodollar basis as selected by the Company from time to time. On January 19, 1994, the interest rate on this promissory note was approximately 6.0%.



     The Company will not receive any of the proceeds from the Common Stock Offering. See "Recent Developments -- Concurrent Offerings."


                 PRICE RANGE OF THE COMMON STOCK AND DIVIDENDS

     The Company's Common Stock is traded on the New York Stock Exchange (Symbol:SDW). The following table sets forth the high and low sales prices of the Common Stock for the indicated periods as reported by the NYSE and the dividends paid per share of Common Stock.


                                                                                     DIVIDENDS
                                                                 PRICE RANGE         PAID
                                                               ----------------       PER
                                                               HIGH        LOW       SHARE
                                                               -----      -----      -----
    1991
      First Quarter.........................................  $19        $11 1/8     $.125
      Second Quarter........................................   19 7/8     14 1/2         *
      Third Quarter.........................................   18 1/2     13 1/4         *
      Fourth Quarter........................................   15 1/8     11 1/4         *
    1992
      First Quarter.........................................  $16        $12 3/8         *
      Second Quarter........................................   14 7/8      9 3/8         *
      Third Quarter.........................................   11          8 1/4         *
      Fourth Quarter........................................   11 1/2      9 3/8         *
    1993
      First Quarter.........................................  $12 1/4    $ 9 5/8         *
      Second Quarter........................................   17 3/8      9 5/8         *
      Third Quarter.........................................   24 7/8     15 7/8         *
      Fourth Quarter........................................   25 7/8     20 3/4         *
    1994
      First Quarter (through January 19, 1994)..............  $26 7/8    $22 7/8         *


- ---------------

* On April 25, 1991, the Board of Directors suspended the dividend on the Company's Common Stock.

     See the cover page of this Prospectus for a recent reported sale price of the Common Stock on the New York Stock Exchange.

                                 CAPITALIZATION


     The table below sets forth the Company's capitalization at September 30, 1993, as adjusted to reflect the redemption on January 5, 1994, of $45 million in principal amount of the 12% Notes (including the payment of premium and accrued interest thereon) with borrowings of approximately $47.0 million under the Restated Revolving Credit Facility, and as further adjusted to reflect the closing of the Preferred Stock Offering (without exercise of the underwriters' over-allotment option) and the use of proceeds therefrom (assuming net proceeds to the Company of $72.0 million) as set forth under "Use of Proceeds." The Company intends to redeem the remaining $45 million outstanding principal amount of 12% Notes as promptly as practicable after May 1, 1994 with additional borrowings under the Restated Revolving Credit Facility.



                                                                  SEPTEMBER 30, 1993
                                                      ------------------------------------------
                                                      ACTUAL   AS ADJUSTED   AS FURTHER ADJUSTED
                                                      ------   -----------   -------------------
                                                                    (IN MILLIONS)
    Current maturities of long-term debt............. $ 20.4        $  20.4        $   2.4
                                                      ------        -------        -------
                                                      ------        -------        -------
    Long-term debt, less current maturities
      Revolving Credit Facility(1)................... $ 16.1        $  63.1        $   9.1
      12% Senior Subordinated Notes due 1997.........   90.0           45.0           45.0
      14% Senior Subordinated Notes Due 2001.........  121.6          121.6          121.6
      Other..........................................   42.5           42.5           42.5
                                                      ------        -------        -------
              Total long-term debt...................  270.2          272.2          218.2
                                                      ------        -------        -------
    Series A Preferred Stock.........................   20.0           20.0           20.0
    Series B Preferred Stock.........................   47.9           47.9           47.9
    Series D Preferred Stock.........................     --             --           75.0
    Common shareholders' equity......................  195.9          194.9(2)       191.9(2)(3)
                                                      ------        -------        -------
              Total shareholders' equity.............  263.8          262.8          334.8
                                                      ------        -------        -------
              Total capitalization................... $534.0        $ 535.0        $ 553.0
                                                      ------        -------        -------

    Long-term debt as a percentage of total
      capitalization.................................   50.6%          50.9%           39.5%
                                                      ------        -------        -------
                                                      ------        -------        -------


- ---------------

(1) The Revolving Credit Facility has been amended and restated. See "Recent Developments -- Restated Revolving Credit Facility."


(2) Gives effect to the extraordinary charge, net of income tax, relating to the premium and debt issuance costs associated with the early extinguishment of $45 million principal amount of 12% Notes.


(3) Gives effect to the estimated $3 million of costs associated with the issuance of the Series D Preferred Stock.

                SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

     The following table sets forth selected historical financial and operating data for the Company for the nine-month periods ended September 30, 1993 and 1992 and for each of the five fiscal years in the period ended December 31, 1992. The selected historical financial information for the Company for the nine-month periods ended September 30, 1993 and 1992 has been derived from the Company's unaudited condensed consolidated financial statements, which, in the opinion of the Company's management, reflect all adjustments (all of which are of a normal and recurring nature) necessary for a fair presentation of the financial position, results of operations and cash flows of the Company on a consolidated basis for such periods. The interim information for the period ended September 30, 1993 is not necessarily indicative of results to be expected for the full fiscal year. The selected historical financial information for the Company for each of the three fiscal years in the period ended December 31, 1992 has been derived from the consolidated financial statements of the Company audited by Deloitte & Touche, independent public accountants, as indicated in their reports thereon. The selected historical financial information for the Company for each of the two fiscal years in the period ended December 31, 1989 has been derived from the audited consolidated financial statements of the Company. This historical data should be read in conjunction with the condensed consolidated financial statements and the consolidated financial statements and notes thereto of the Company and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this Prospectus and in the Company's Annual Report on Form 10-K for the year ended December 31, 1992. See "Incorporation of Certain Documents by Reference." Certain data for prior years have been reclassified for purposes of comparison.

                                                 NINE MONTHS ENDED
                                                   SEPTEMBER 30,                         YEARS ENDED DECEMBER 31,
                                                 ------------------       ------------------------------------------------------
                                                  1993        1992         1992        1991        1990        1989      1988(A)
                                                 ------      ------       ------      ------      -------     -------    -------
                                                        (IN MILLIONS, EXCEPT PER SHARE AMOUNTS, OPERATING DATA AND RATIOS)
INCOME STATEMENT DATA:
  Revenues.....................................  $406.6      $383.3       $507.4      $506.9      $ 565.9     $ 592.5    $ 543.4
  Operating earnings (loss)....................  $ 28.9      $  9.4       $(16.6)     $(15.7)     $  47.6     $  87.9    $  77.9
  Interest expense.............................  $ 30.3      $ 34.3       $ 45.0      $ 40.7      $  31.7     $  53.5    $  48.5
  Earnings (loss) from continuing operations...  $ (0.3)     $(14.9)      $(41.4)(b)  $(43.2)(c)  $  13.4(d)  $  23.0    $  17.3
  Earnings from discontinued operations, net of
    income taxes(e)............................      --          --           --          --           --        11.6       19.8
  Gain on sale of discontinued operations, net
    of income taxes(e).........................      --         0.8          0.8          --           --        33.4         --
  Cumulative effect of change in accounting
    principle..................................   (48.5)(f)      --           --          --           --          --       19.6(g)
  Extraordinary charge, net of related tax
    benefit(h).................................      --          --           --        (1.4)          --          --         --
                                                 ------      ------       ------      ------      -------     -------    -------
  Net earnings (loss)..........................  $(48.8)     $(14.1)      $(40.6)     $(44.6)     $  13.4     $  68.0    $  56.7
                                                 ------      ------       ------      ------      -------     -------    -------
                                                 ------      ------       ------      ------      -------     -------    -------
  Primary earnings (loss) per share --
    Continuing operations......................  $(0.24)     $(1.10)      $(2.74)     $(2.86)     $  0.44     $  0.99    $  0.94
    Discontinued operations(e).................      --          --           --          --           --        0.69       1.39
    Gain on sale of discontinued
      operations(e)............................      --        0.05         0.05          --           --        1.98         --
    Cumulative effect of change in accounting
      principle................................   (2.86)(f)      --           --          --           --          --       1.39(g)
    Extraordinary charge, net of related tax
      benefit(h)...............................      --          --           --       (0.08)          --          --         --
                                                 ------      ------       ------      ------      -------     -------    -------
    Net earnings (loss)........................  $(3.10)     $(1.05)      $(2.69)     $(2.94)     $  0.44     $  3.66    $  3.72
                                                 ------      ------       ------      ------      -------     -------    -------
                                                 ------      ------       ------      ------      -------     -------    -------
  Fully diluted earnings (loss) per share --
    Continuing operations......................  $(0.24)     $(1.10)      $(2.74)     $(2.86)     $  0.44     $  1.06    $  0.99
    Discontinued operations(e).................      --          --           --          --           --        0.57       1.15
    Gain on sale of discontinued
      operations(e)............................      --        0.05         0.05          --           --        1.63         --
    Cumulative effect of change in accounting
      principle................................   (2.86)(f)      --           --          --           --          --       1.14(g)
    Extraordinary charge, net of related tax
      benefit(h)...............................      --          --           --       (0.08)          --          --         --
                                                 ------      ------       ------      ------      -------     -------    -------
    Net earnings (loss)........................  $(3.10)     $(1.05)      $(2.69)     $(2.94)     $  0.44     $  3.26    $  3.28
                                                 ------      ------       ------      ------      -------     -------    -------
                                                 ------      ------       ------      ------      -------     -------    -------
  Preferred stock dividends....................  $  3.7      $  3.7       $  5.0      $  5.1      $   5.8     $   6.3    $   4.0
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
  PREFERRED STOCK DIVIDENDS(I).................        (i)         (i)          (i)         (i)       1.2x        1.4x       1.2x
OTHER DATA:
  Capital expenditures.........................  $ 18.5      $ 11.9       $ 17.4      $ 31.0      $  43.0     $  37.4    $  26.9
  Depreciation, depletion and amortization.....    33.4        39.0         52.1        50.2         45.2        45.1       35.6
  Cash dividends paid per share of common
    stock......................................      --          --           --       0.125         0.50        0.50       0.50
BALANCE SHEET DATA:
  Total assets.................................  $890.2       $961.2      $910.6      $986.1      $1,039.7    $1,063.5  $1,208.7
  Total debt...................................   290.6        329.4        314.8      332.7        317.3       262.0      435.3
  Preferred stock subject to mandatory
    redemption.................................      --          --           --          --          6.0        12.0       18.0
  Shareholders' equity.........................   263.8       344.2        316.4       362.0        410.1       410.5      354.1

                                             (Table continued on following page)

                                        NINE MONTHS ENDED
                                          SEPTEMBER 30,                         YEARS ENDED DECEMBER 31,
                                        ------------------      ---------------------------------------------------------
                                         1993        1992        1992        1991        1990         1989        1988(A)
                                        ------      ------      ------      ------      -------      -------      -------
                                               (IN MILLIONS, EXCEPT PER SHARE AMOUNTS, OPERATING DATA AND RATIOS)
OPERATING DATA
  Tons of cement sold (in
    thousands)........................   4,637       4,369       5,788       5,340        5,876        6,155        5,923
  Weighted average per ton data:
    Sales price (net of freight)......  $51.43      $50.27      $49.98      $52.26      $ 52.67      $ 52.88      $ 53.01
    Manufacturing and other plant
      operating costs(j)..............   39.23       39.54(k)    39.70(k)    43.72        40.83        40.28        41.69
                                        ------      ------      ------      ------      -------      -------      -------
    Margin............................  $12.20      $10.73      $10.28      $ 8.54      $ 11.84      $ 12.60      $ 11.32
                                        ------      ------      ------      ------      -------      -------      -------
                                        ------      ------      ------      ------      -------      -------      -------
  Yards of ready-mixed concrete sold
    (in thousands)....................   2,420       2,319       3,038       3,488        4,179        4,786        4,038
  Weighted average per cubic yard
    data:
    Sales price.......................  $43.70      $43.17      $43.13      $42.97      $ 45.70      $ 45.44      $ 45.24
    Operating costs(l)................   45.23       46.46       46.66       46.69        46.01        42.78        42.89
                                        ------      ------      ------      ------      -------      -------      -------
    Margin............................  $(1.53)     $(3.29)     $(3.53)     $(3.72)     $ (0.31)     $  2.66      $  2.35
                                        ------      ------      ------      ------      -------      -------      -------
                                        ------      ------      ------      ------      -------      -------      -------

- ---------------

(a) Includes operations of former Moore McCormack Resources, Inc. facilities subsequent to their acquisition by the Company on April 6, 1988.

(b) Includes a $21.4 million pretax write-down of certain environmental services assets.

(c) Includes $16 million equity in pretax loss of unconsolidated joint venture.

(d) Includes a $10 million pretax charge attributable to an unfavorable arbitration ruling and a $6.6 million pretax credit to pension expense.

(e) The Company's oil and gas operations, which were sold on November 15, 1989, are reflected as discontinued operations and, accordingly, have been excluded from continuing operations for all years shown. The final portion of the Company's gain on the sale was recognized in September 1992. See Note 7 of Notes to Consolidated Financial Statements contained herein.

(f) After-tax effect of initial obligation for estimated postretirement health care benefits as required by adoption of SFAS No. 106 effective January 1, 1993.

(g) Cumulative effect of change in accounting for income taxes in accordance with Statement of Financial Accounting Standards No. 96 adopted effective January 1, 1988.

(h) Premium on early extinguishment of debt.


(i) For the purposes of computing the ratios set forth in the table, "earnings" consist of earnings from continuing operations before income taxes and fixed charges excluding capitalized interest. "Fixed charges" consist of interest on all indebtedness (whether capitalized or expensed), and one-third of operating lease rental expense deemed to be representative of interest. For the nine months ended September 30, 1993 and 1992, and for the years ended December 31, 1992 and 1991 the deficiency in the coverage of earnings to combined fixed charges and preferred stock dividends was $7.3 million, $31.2 million, $69.1 million and $81.4 million, respectively. Assuming the sale of 1,500,000 shares of Series D Preferred Stock in the Preferred Stock Offering and the application of the proceeds therefrom as set forth under "Use of Proceeds," the pro forma deficiency in the coverage of earnings to combined fixed charges and preferred stock dividends for the nine months ended September 30, 1993 and the year ended December 31, 1992 would have been $9.6 million and $71.6 million, respectively.


 (j) Includes fixed and variable manufacturing costs, selling expenses, plant general and administrative costs, other plant overhead and miscellaneous costs.

(k) Excludes the effects of an $853,000 charge for unpaid use taxes related to prior years.

 (l) Includes variable and fixed plant costs, delivery, selling, general and administrative and miscellaneous operating costs.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

RESULTS OF OPERATIONS

  Consolidated Third Quarter Earnings

     Operating earnings for the third quarter of 1993 were $11.4 million compared with $9.5 million in the prior year quarter. Net earnings for the third quarter of 1993 were $1.5 million, $0.01 per share fully diluted, compared with a net loss from continuing operations of $500,000, $0.10 per share fully diluted, for the comparable quarter in 1992. The Company also recognized an $800,000 after-tax gain on discontinued operations, $0.05 per share fully diluted, in the third quarter of 1992 resulting from recognition of the final portion of the Company's gain realized in conjunction with the 1989 sale of the Company's oil and gas operations that had been deferred pending the expiration of certain contingencies.

     Third quarter 1993 revenues improved 12% compared with the prior year quarter primarily because of increased sales volumes from the cement and concrete products operating segments and improved cement sales prices. Improved results were reported by all three operating segments in the third quarter of 1993 compared with the prior year quarter as a result of improved margins in the Cement and Concrete Products operations and improved results related to the late 1992 restructuring of the Environmental Services segment and a prior year quarter $450,000 charge at one of the Company's hazardous waste processing facilities to record the estimated cost to decontaminate equipment and dispose of contaminated waste that was accepted and processed in error. The third quarter of 1993 included a $3 million charge to increase the estimated liability for remediation of an inactive cement kiln dust (CKD) disposal site while the prior year quarter included a $2.7 million gain recognized on the sale of a cement terminal.

     Depreciation, depletion and amortization in the third quarter of 1993 was lower than the prior year quarter because of the 1992 write-down of certain goodwill and non-compete contracts and the decision to lease, rather than purchase, new mobile equipment in the current year. General and administrative costs declined by $1 million compared with the prior year quarter because of cost reduction measures imposed during 1993.

     Primarily as a result of lower outstanding debt, interest expense for the third quarter of 1993 was $9.5 million compared with $10.8 million in the prior year quarter.

  Consolidated Year-to-date Earnings

     Operating earnings for the nine months ended September 30, 1993 were $28.9 million compared with $9.4 million for the prior year period. Including a $48.5 million, $2.86 per share, first quarter charge related to adoption of SFAS No. 106, the net loss for the nine months ended September 30, 1993 was $48.8 million, $3.10 per share fully diluted. The net loss from continuing operations for the prior year period was $14.9 million, $1.10 per share fully diluted. The prior year period also included an $800,000 after-tax gain on discontinued operations, $0.05 per share fully diluted.

     Consolidated revenues in the 1993 period increased slightly over the prior year period primarily because of improvements in sales volumes and sales prices from the cement and concrete products operating segments. The $19.5 million increase in operating earnings resulted primarily from improvements in each of the operating segments because of: (i) improved sales volumes and operating margins from the Cement and Concrete Products operations; (ii) the sale or prior year write-down of four hazardous waste processing facilities that generated operating losses in the prior year period and (iii) improved operating results from the remaining waste processors. The current year-to-date period included
(i) a $3 million charge to increase the estimated liability for remediation of an inactive CKD disposal site; (ii) a $1.7 million charge for proxy contest fees and expenses and (iii) a $1.2 million gain from the sale of the Company's right to receive its portion of the settlement of bankruptcy claims against LTV Corporation. The prior year period included (i) a

- ---------------


* As presented in the Company's Quarterly Report on Form 10-Q for the three months ended September 30, 1993, and reproduced herein for convenience of reference. For certain more recent information, see "Recent Developments" and "Investment Considerations -- Fixed Charge Deficiency; Dividends," "-- Legal Proceedings" and "-- Status of Certain Tariffs."

$3.6 million charge related to remediation of the same inactive CKD disposal site previously mentioned; (ii) a $1.1 million charge related to the decontamination of equipment and incineration of PCB materials; (iii) an $853,000 charge for unpaid use taxes and penalty and interest due thereon; (iv) a $2.7 million gain recognized on the sale of a cement terminal and (v) a $2.7 million gain representing a fee earned for approval of a non-affiliated debt refinancing.

     Although year-to-date revenues increased 6% over the 1992 period, operating costs increased only approximately 1% because of the favorable impact of continued cost savings measures. Operating costs were also favorably impacted by the elimination of operating costs attributable to the four hazardous waste processing facilities which were sold or classified as "Held for Sale" by the end of 1992.

     Depreciation, depletion and amortization for the first nine months of 1993 declined compared with the prior year period because of the 1992 write-down of certain goodwill and non-compete contracts and the decision to lease, rather than purchase, new mobile equipment in the current year. Primarily because of cost reduction measures imposed during 1993, general and administrative expenses for the nine months ended September 30, 1993 decreased by $1.4 million despite charges through June 30, 1993 totaling $3.5 million to accrue the estimated cost allocable to the period for providing postretirement health care benefits in excess of claims incurred as required by the 1993 adoption of SFAS No. 106.

     Interest expense for the nine months ended September 30, 1993 was $4 million lower than the prior year period primarily because of lower outstanding debt.

     The $48.5 million charge as a result of the adoption of SFAS No. 106 is reported as the "Cumulative effect of a change in accounting principle," net of tax, and represents the initial liability for postretirement benefits, other than pensions attributable to employee services provided in years prior to 1993.

SEGMENT OPERATING EARNINGS

  Cement

     Third quarter -- Operating earnings for the three month period ended September 30, 1993 of $21.8 million improved over the $20.3 million reported in the prior year quarter. Despite higher per unit costs at several of the cement manufacturing plants, all of the plants reported improved quarter-to-quarter results attributable to higher sales volumes and sales prices except for the Pittsburgh, Pennsylvania plant which had lower sales volumes during the current year quarter.

     Year-to-date -- Operating earnings for the nine months ended September 30, 1993 were $61.1 million compared with $49.2 million (as reclassified for comparability) in the prior year period. The 1992 period included an $853,000 charge to record unpaid use taxes and penalties. Excluding the unusual 1992 charge, 1993 operating results improved over the prior year primarily as a result of a 6% increase in sales volumes and a 14% improvement in margins. The segment's cost containment program has produced additional reductions in 1993 operating costs compared with the prior year period. The average 1993 sales price is higher because of partial realization of price increases implemented at several of the Company's cement plants during the year. During the past several years, the Company has contracted for terms up to 15 months under large volume sales contracts with several other manufacturers or distributors. These contracts generally have lower sales prices than the Company's customary sales arrangements and some of them have take-or-pay provisions. The Company is in renegotiation of certain of these contracts to provide for, among other things, multi-year duration terms. Sales under these large volume, lower margin cement sales contracts during the nine months ended September 30, 1993 represented approximately the same percentage of the Cement segment's revenues and operating earnings as in the corresponding period of 1992. Improvements in operating earnings over the prior year period were realized at six of the Company's cement plants (all but the Pittsburgh, Pennsylvania and Knoxville, Tennessee plants). Operating earnings declined at the Pittsburgh and Knoxville plants primarily because of higher operating costs resulting primarily from greater than expected maintenance shutdowns and various other operating problems occurring during the year.

     Sales volumes, average unit price and cost data and unit operating profit margins relating to the Company's cement plant operations appear in the following table:

                                                    THREE MONTHS
                                                        ENDED           NINE MONTHS ENDED
                                                    SEPTEMBER 30,         SEPTEMBER 30,
                                                  -----------------     -----------------
                                                   1993       1992       1993       1992
                                                  ------     ------     ------     ------
        Tons of cement sold (thousands).........   1,784      1,635      4,637      4,369
                                                  ------     ------     ------     ------
                                                  ------     ------     ------     ------
        Weighted average per ton data:
          Sales price (net of freight)..........  $52.68     $50.32     $51.43     $50.27
          Manufacturing and other plant
             operating costs(1).................   38.37      37.69      39.23      39.54(2)
                                                  ------     ------     ------     ------
        Margin..................................  $14.31     $12.63     $12.20     $10.73
                                                  ------     ------     ------     ------
                                                  ------     ------     ------     ------

- ---------------

(1) Includes fixed and variable manufacturing costs, selling expenses, plant general and administrative costs, other plant overhead and miscellaneous costs.

(2) Excludes the effects of an $853,000 charge for unpaid use taxes related to prior years.

     The increase in the average sales price per ton for the three and nine months ended September 30, 1993 reflects a general firming of cement prices throughout the industry and at least the partial realization of price increases implemented at several of the Company's cement plants during 1993. The decrease in operating costs per ton for the nine months ended September 30, 1993 compared with the prior year period was attributable to the positive impact of cost savings measures as well as to higher sales volumes which resulted in fixed costs being spread over more units. Operating costs per ton for the three months ended September 30, 1993 were higher than the prior year quarter primarily because of higher maintenance and repair costs at several of the manufacturing facilities.

  Concrete Products

     Third quarter -- The operating results for the Concrete Products segment was a profit of $500,000 in the third quarter of 1993 compared with an operating loss of $2.4 million in the prior year quarter. Revenues increased 21% from the prior year quarter because improved sales volumes from the Florida and southern California concrete products operation and higher sales prices in Florida more than offset continued declines in sales prices from the southern California ready-mixed concrete operation.

     Despite lower ready-mixed concrete sales prices in southern California, the segment's operating results from that region improved primarily because of higher sales volumes of ready-mixed concrete and aggregates and lower costs. Operating results for the Florida ready-mixed operations also improved, reflecting higher sales volumes and prices from the ready-mixed concrete operation as well as continuing improvement from the block, resale and fly ash operations. The 1993 quarter comparison with the prior year quarter was also aided by the late 1992 sale of the remaining Florida aggregate operation which incurred losses of $400,000 in the third quarter of 1992.

     Year-to-date -- The Concrete Products segment's operating loss for the nine months ended September 30, 1993 improved to $1.1 million from the $8.0 million loss reported in the prior year period. Revenues increased approximately 8% over the prior year period because of higher sales volumes and prices from the Florida concrete products operation.

     In spite of lower sales volumes and prices and unusual, extremely heavy rains during the first two months of 1993, the operating loss for the southern California ready-mixed concrete operation declined significantly because cost containment measures were successful in reducing unit operating costs. Results also improved from higher aggregates sales volumes and prices. Operating results for the Florida ready-mixed operation improved because of a 3% increase in the average sales price per cubic yard of concrete combined with higher operating earnings from the concrete block, resale and fly ash operations. The period-to-period comparison was also aided by the late 1992 sale of the remaining Florida aggregate operation which lost $1.1 million in the prior year period.

     Sales volumes, unit price and cost data and unit operating profit (loss) margins relating to the Company's ready-mixed concrete operations appear in the following table:

                                                    THREE MONTHS
                                                        ENDED           NINE MONTHS ENDED
                                                    SEPTEMBER 30,         SEPTEMBER 30,
                                                  -----------------     -----------------
                                                   1993       1992       1993       1992
                                                  ------     ------     ------     ------
        Yards of ready-mixed concrete sold
          (thousands)...........................     920        772      2,420      2,319
                                                  ------     ------     ------     ------
                                                  ------     ------     ------     ------
        Weighted average per cubic yard data:
          Sales price...........................  $43.32     $43.35     $43.70     $43.17
          Operating costs(1)....................   44.15      46.71      45.23      46.46
                                                  ------     ------     ------     ------
        Margin..................................  $(0.83)    $(3.36)    $(1.53)    $(3.29)
                                                  ------     ------     ------     ------
                                                  ------     ------     ------     ------

- ---------------

(1) Includes variable and fixed plant costs, delivery, selling, general and administrative and miscellaneous operating costs.

     The increase in the weighted average sales price per yard for the nine months ended September 30, 1993 compared with the 1992 periods reflects higher sales prices in the Company's Florida market partially offset by lower prices in the Company's southern California market. The decrease in the weighted average operating costs per yard for the three and nine months ended September 30, 1993 compared with the 1992 periods is attributable to lower material costs and the implementation of an automated truck-tracking system which has resulted in increased productivity for the southern California operation.

  Environmental Services

     Third quarter -- Despite limited earnings from resource recovery operations, the operating loss of the Environmental Services segment for the three months ended September 30, 1993 was approximately $1 million compared with a loss of $3.1 million in the prior year quarter. The prior year quarter included a $450,000 charge related to the decontamination of equipment and incineration of contaminated waste materials that were accepted and processed in error. Excluding the $450,000 charge, hazardous waste processing operation's results improved $1.3 million as the operations of the Tennessee, Alabama and California hazardous waste processing facilities were improved over the prior year quarter. Four other hazardous waste processing facilities which were sold or written-down by the end of the 1992 incurred losses of a combined $1.4 million in the third quarter of 1992. Third quarter 1993 operations were also favorably impacted by the fourth quarter 1992 write-down of certain goodwill and non-compete contracts which resulted in a $644,000 decline in third quarter 1993 amortization costs.

     Year-to-date -- The Environmental Services segment reported an operating loss of approximately $1.2 million for the nine months ended September 30, 1993 compared with a loss of $8 million in the prior year period. Segment operating losses improved because: (i) the prior year period included $3.8 million in operating losses from four hazardous waste processing facilities which were sold or reclassified as "Held for Sale" by the end of 1992; (ii) the prior year period included a $1.1 million decontamination and incineration charge mentioned previously; (iii) improved operating results from the Tennessee, Alabama and California hazardous waste processing facilities and (iv) a $1.8 million decline in 1993 amortization costs as a result of the fourth quarter 1992 writedown.

  Corporate

     Third quarter -- Corporate general and administrative expenses were $6.5 million in the third quarter of 1993. Corporate general and administrative expenses were $7.3 million in the prior year quarter. General and administrative expenses in the third quarter of 1993 were lower than the comparable prior year quarter for various cost categories as a result of cost reduction measures imposed during early 1993.

     Miscellaneous expense in the 1993 quarter included a $3 million charge to increase the estimated liability for remediation of an inactive CKD disposal site. Miscellaneous income in the third quarter of 1992 included a $2.7 million gain on the sale of a cement terminal.

     Year-to-date -- Excluding the $3.2 million in charges accrued in the first nine months of 1993 as a result of the adoption of SFAS No. 106, corporate general and administrative expenses were $20.5 million for the nine months ended September 30, 1993 compared with $23.7 million in the prior year period. General and administrative expenses during 1993 were lower than the prior year period for almost all cost categories as a result of cost reduction measures imposed during 1993.

     Miscellaneous income and expense during 1993 included: (i) a $3 million charge to increase the estimated liability for remediation of an inactive CKD disposal site; (ii) a $1.7 million charge for proxy contest fees and expenses and (iii) a $1.2 million gain on the sale of the Company's right to receive its portion of the settlement of the bankruptcy claims against LTV Corporation. Miscellaneous income for the prior year period included: (i) a $2.7 million gain representing a fee earned for approval of a non-affiliated debt refinancing;
(ii) a $2.7 million gain related to the sale of the cement terminal as discussed above and (iii) a $3.6 million charge related to remediation of the same inactive CKD disposal site previously mentioned.

LIQUIDITY AND CAPITAL RESOURCES

     The discussion of liquidity and capital resources included on pages 35 through 44 of the Company's Annual Report on Form 10-K for the year ended December 31, 1992, should be read in conjunction with the discussion of liquidity and capital resources contained herein.

     The Company's operating earnings improved from $9.4 million for the nine months ended September 30, 1992 to $28.9 million in the current period. Operating earnings improved by 34% in the Company's Cement segment and the operating losses generated by the Concrete Products and Environmental Services segments were reduced significantly compared with the prior year period. Before a $48.5 million after-tax, noncash charge for the cumulative effect of a change in accounting principle (see Note 3 of Notes to Consolidated Financial Statements), the net loss from continuing operations for the nine months ended September 30, 1993 was $300,000 compared with a $14.9 million net loss from continuing operations in the prior year period.

     Internally generated cash flow from operations, a $15.7 million Federal income tax refund from the carryback to prior years of the 1992 tax loss and $6.3 million in cash generated from asset sales, were utilized to meet all of the Company's cash requirements for the nine months ended September 30, 1993. Such cash flow was utilized to: (i) invest approximately $18.5 million in property, plant and equipment; (ii) reduce long-term debt by $24.1 million and
(iii) pay dividends on preferred stock. Although effective January 1, 1993 the Company adopted an accrual basis of accounting for postretirement health care benefit costs as required by SFAS No. 106, the Company continues to pay for such costs as incurred. In the first nine months of 1992, the Company invested approximately $11.9 million in property, plant and equipment and, in addition, approximately $4.9 million for the acquisition of a hazardous waste processing facility. The Company also reduced long-term debt by $9.5 million in scheduled loan repayments in the prior year period. The Company borrowed approximately $6.2 million under its Revolving Credit Facility in the first nine months of 1992 and realized approximately $5.4 million in proceeds from miscellaneous asset sales. In April 1992, the Company received an $18.5 million Federal income tax refund from the carryback of the 1991 tax loss.

     The Company's Revolving Credit Facility totals $200 million and is comprised of an approximately $36 million borrowing base working capital facility maturing in 1994 and an approximately $164 million reducing revolving loan which converts to a term loan in early 1994 and matures in 1997. The Revolving Credit Facility includes the issuance of standby letters of credit up to a maximum of $95 million. The Revolving Credit Facility also includes $20 million of borrowing capacity that is reserved solely for potential funding obligations under a Keepwell Agreement with the U.S. Maritime Administration (MARAD). There were no amounts outstanding under the Keepwell Agreement as of September 30, 1993. Except for the amounts reserved under the Keepwell Agreement, loans under either the working capital facility or revolving loan can be used for general corporate purposes. All borrowings bear interest, at the option of the Company, at margins above prime, the reserve adjusted London InterBank Offering Rate or the certificate of deposit rate.

As of September 30, 1993, $16.1 million of borrowings and $67.3 million of letters of credit were outstanding under the Revolving Credit Facility, leaving $96.6 million of unused capacity.

     Because the revolving loan facility converts into a term loan in early 1994, the Company has begun negotiations to extend the term of the revolver and to amend certain terms of the Revolving Credit Facility, including the financial covenants, by the end of 1993. The Company also is actively considering the issuance of securities convertible into its common stock, the proceeds of which would probably be used to reduce a portion of its outstanding debt. The Company's 12% senior subordinated notes are due in 1997, but are redeemable at the option of the Company, in whole or in part, at redemption prices (plus accrued interest to the date of redemption) of 101.714% of the principal amount through April 30, 1994 and 100% of the principal amount thereafter.

CHANGES IN FINANCIAL CONDITION

     The change in financial condition of the Company between December 31, 1992 and September 30, 1993 reflects the utilization of the federal income tax refund of $15.7 million combined with cash provided by operating activities to reduce outstanding balances under the Company's Revolving Credit Facility and other debt and to fund capital expenditures. The improved demand for cement and related products in 1993 has resulted in a decrease in inventories. The decline in prepaid expenses and other current assets reflects the February 1993 sale of the Ohio hazardous waste processing facility which had been classified as a current asset held for sale. Current maturities of long-term debt increased because of the reclassification of the final scheduled payment of $18 million on a promissory note due on March 31, 1994. Accounts payable and accrued liabilities increased because of the timing of payments on normal trade and other obligations including the aforementioned increase in the estimated liability for remediation of an inactive CKD disposal site. The large decrease in deferred income taxes and reinvested earnings and the large increase in the long-term portion of postretirement benefit obligation reflects the recording of the initial liability for postretirement benefits and the associated charges to income and deferred income taxes as a result of the Company's adoption of SFAS No. 106 effective January 1, 1993. (See Note 3 of Notes to Consolidated Financial Statements.)

KNOWN EVENTS, TRENDS AND UNCERTAINTIES

  Environmental Matters

     The Company is subject to extensive Federal, state and local air, water and other environmental laws and regulations. These constantly changing laws regulate the discharge of materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of certain substances at the Company's various operating facilities. When it is determinable that a charge is both probable and estimatable at least within a reasonable range of estimates, an appropriate charge and estimated liability are accrued. Such estimates are revised periodically as additional information becomes known. In addition, beginning January 1, 1993 the Company implemented a systematic accrual of $125,000 a month to provide for certain routine environmental contingencies, based on the Company's experience with such matters. Actual cost to be incurred in future periods may vary from these estimates and there can be no assurances that additional accrual amounts will not be required in the future.

     Industrial operations have been conducted at some of the Company's cement manufacturing facilities for almost 100 years. Many of the raw materials, products and by-products associated with the operation of any industrial facility, including those for the production of cement or concrete products, may contain chemical elements or compounds that are designated as hazardous substances. Some examples of such materials are the trace metals present in CKD, chromium present in refractory brick used to line cement kilns and general purpose solvents. In the past, the Company disposed of various materials, including used refractory brick and other products generally used in its cement manufacturing and concrete products operations, in onsite and offsite facilities. Some of these residuals, when discarded, are now classified as hazardous wastes and subject to regulation under federal and state environmental laws and regulations, which may require the Company to remediate some or all of the affected disposal sites. During the same period, the Company placed CKD in abandoned quarries or other locations at its plant sites and elsewhere. Management believes that the

Company's current procedures and practices for handling and management of materials are consistent with industry standards and legal requirements and that appropriate precautions are taken to protect employees and others from harmful exposure to such materials. However, because of the complexity of operations and legal requirements, there can be no assurance that past or future operations will not result in operational errors, violations, remediation liabilities or claims by employees or others alleging exposure to toxic or hazardous materials.

     The Company's utilization of hazardous waste derived fuels (HWDF) in some of its cement kilns has necessitated the familiarization of its work force with the more exacting requirements of applicable environmental laws and regulations with respect to human health and the environment. The failure to observe the exacting requirements of these laws and regulations could jeopardize the Company's hazardous waste management permits and, under certain circumstances, expose the Company to significant liabilities and costs of cleaning up releases of hazardous wastes into the environment.

     The Clean Air Act Amendment of 1990 provided comprehensive federal regulation of all sources of air pollution and established a new federal operating permit and fee program for virtually all manufacturing operations. The Clean Air Act Amendment will likely result in increased capital and operational expenses for the Company in the future, the amounts of which are not presently determinable. By 1995, the Company's U.S. operations will have to submit detailed permit applications and pay recurring permit fees. In addition, EPA is developing air toxics regulations for a broad spectrum of industrial sectors, including portland cement manufacturing. It is unclear at this time whether the Company's aggregate operations will also be covered. EPA has indicated that the new maximum available control technology standards could require significant reduction of air pollutants below existing levels prevalent in the industry.

     Hazardous waste processing facilities and the cement plants that burn HWDF are highly regulated by federal, state and local environmental regulations. By definition, the activities of the Environmental Services segment involve materials that have been designated as hazardous wastes. The Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (CERCLA), as amended by the Superfund Amendments and Reauthorization Act of 1986 (SARA), as well as analogous laws in certain states, create joint and several liability for the cost of cleaning up or correcting releases to the environment of designated hazardous substances. Among those who may be held jointly and severally liable are those who generated the waste, those who arranged for disposal, those who owned the disposal site or facility at the time of disposal and current owners. In general, this liability is imposed in a series of governmental proceedings initiated by the identification of a site for initial listing as a "Superfund site" on the National Priorities List or a similar state list and the identification of potentially responsible parties who may be liable for cleanup costs. Certain of the Company's disposal sites in Victorville, California and Fairborn, Ohio are in the preliminary stages of evaluation for inclusion on the National Priorities List.

     CKD is currently exempt from management as a hazardous waste, except CKD which is produced by kilns burning HWDF and which fails to meet certain criteria. However, CKD that comes in contact with water may produce a leachate with an alkalinity high enough to be classified as hazardous and may also leach the hazardous trace metals present therein. Leaching has led to the classification of at least three CKD disposal sites of other companies as federal Superfund sites. Several of the Company's inactive CKD disposal sites around the country are under study to determine if remedial action is required and in one case, the nature and extent of the remedial action required. These studies may take some time to complete. Thereafter, remediation plans, if required, will have to be devised and implemented, which could take several additional years.

     An inactive CKD disposal site in Ohio is currently under investigation by both the Company and state environmental agencies to determine appropriate remedial action required at the site. In late July 1991, the Company submitted to the Ohio Environmental Protection Agency (Ohio EPA) for evaluation an initial remediation study indicating the potential extent and nature of a remediation problem at this site. The initial study revealed that the leachate from the site was negatively impacting the environment in the vicinity through ground and surface water pathways. The full extent of the environmental impact, however, was not determined during the first phase of the investigation and a reliable estimate of total remedial costs could not be made at that time. However, the Company recorded a charge of $3.1 million as its initial estimate of the minimum remediation cost.

     In May 1992, a second phase investigation report related to this site was finalized by the Company's consultant. The report described the results of a hydrogeological investigation and provided background data for the assessment of probable remedial alternatives. In addition, in July 1992 the Ohio EPA issued an administrative order (Director's Order) with respect to this inactive CKD disposal site. The Director's Order formalized the Company's own investigation and remediation plans and required the Company to implement an approved remediation workplan to be directed and monitored by the Ohio EPA. Because of the Director's Order and the additional information produced by the ongoing environmental and preliminary engineering investigations, the Company recorded an additional $3.6 million pre-tax charge in the second quarter of 1992 to increase its reserve with respect to this site to $6.7 million. In October 1993, the Company received a consulting report proposing additional refinements of earlier remediation estimates which increased the total estimated cost to remediate this site from $6.7 million to $9.7 million. Accordingly, the Company recorded an additional $3 million charge in the third quarter of 1993 to recognize the change in the estimate.

     On a voluntary basis, without administrative or legal action being taken, the Company is also investigating two other inactive Ohio CKD disposal sites. The two additional sites in question were part of a cement manufacturing facility that was owned and operated by a now dissolved cement company from 1924 to 1945 and by a division of USX Corporation (USX) from 1945 to 1975. The facility was acquired by the Company in December 1976. The former owners disposed of CKD and other plant waste materials at both sites but conditions at the two sites in question have remained virtually unchanged from when they were acquired by the Company. In 1991 the Company contracted to have an evaluation performed of surface and groundwater characteristics in the vicinity of the larger of the two sites (the Site). In general, the surface and groundwater samples downstream from the Site showed elevated levels of alkalinity and heavy metals classified as hazardous substances under CERCLA. The Company notified the proper authorities and the United States Environmental Protection Agency (U.S.
EPA) has conducted a preliminary assessment to determine if the Site warrants further governmental action. In July 1993, the Ohio EPA placed the Site on its Master Sites List of sites that potentially pose a threat to public health or the environment from the release or potential release of hazardous wastes or substances into the environment.

     On September 24, 1993, the Company filed a complaint (the Complaint) in U.S. District Court, Southern District of Ohio, Western Division, Case No. C-3-93-354 (the USX Action), against USX, alleging that USX is a potentially responsible party under CERCLA and under applicable Ohio law, and therefore jointly and severally liable for costs associated with cleanup of the Site. Prior to filing the Complaint, the Company had filed a similar action against USX (the Prior Action) in U.S. District Court, Southern District of Ohio, in July, 1993, containing allegations with respect to contribution for cleanup costs relating to the Site under CERCLA substantially similar to those set forth in the Complaint. In responding to the complaint in the Prior Action, USX asserted that no liability for cleanup costs relating to the cement kiln dust in the Site could be asserted by the Company against USX under CERCLA. Prior to a determination by the U.S. District Court with respect to USX's motion to dismiss in the Prior Action, counsel for the Company withdrew because of a perceived conflict of interest. The Company then referred the matter to another law firm and, after consultation with this firm, determined to voluntarily dismiss the Prior Action without prejudice and to then immediately refile the matter in the form of the Complaint. USX has not yet answered the Complaint, but an answer by USX (or other preliminary motion by USX) in the USX Action is due on or before November 12, 1993.

     The Company intends to vigorously pursue its right to contribution from USX for cleanup costs under CERCLA and Ohio law. Based upon the advice of counsel, the Company believes (i) that USX should not prevail as a matter of law on a motion to dismiss the Complaint; (ii) it is probable that the court should find the Site constitutes a facility from which a release or threatened release of a hazardous substance has occurred; (iii) the release or threatened release has caused the Company to incur response costs necessary and consistent with CERCLA and (iv) that USX is a responsible party because it owned and operated the site at the time of disposal of the hazardous substance, arranged for the disposal of the hazardous substance and transported the hazardous substance to the Site. Therefore, counsel to the Company has advised that it appears there is a reasonable basis for the apportionment of cleanup costs relating to the Site between the Company and USX, with USX shouldering substantially all of the cleanup costs because, based on the facts known at this time, the Company itself disposed of no cement kiln dust at the Site and is potentially liable under CERCLA primarily because of its current ownership of the Site. These determinations, however, are preliminary, and are based only upon facts available to the Company prior to any discovery and prior to the filing of an answer to the Complaint by USX.

     The Company expects to have determined a reasonable estimate, or at least identified a range of Site remediation costs, by year-end 1993. Under CERCLA and applicable Ohio law a court generally applies equitable principles in determining the amount of contribution which a potentially responsible party must provide with respect to a cleanup of hazardous substances and such determination is within the sole discretion of the court. In addition, no regulatory agency has directly asserted a claim against the Company as the owner of the Site requiring it to remediate the property, and no cleanup of the Site has yet been initiated.

     In late July 1993 a citizens' environmental group brought suit in U.S. District Court for the Southern District of Ohio, Western Division (Greene Environmental Coalition, Inc., an Ohio not-for-profit corporation v. Southdown, Inc., a Louisiana corporation -- Case No. C-3-93-270) alleging the Company is in violation of the Clean Water Act by virtue of the discharge of pollutants in connection with the runoff of stormwater and groundwater from the Site and is seeking injunctive relief, unspecified civil penalties and attorneys' fees, including expert witness fees. In August the Company moved to dismiss the complaint. The environmental group responded on October 22, 1993 and the Company is preparing a reply. Pursuant to a preliminary pretrial conference order issued by the court, the environmental group provided the Company with a written settlement demand in early October 1993 which the Company is still reviewing. Accordingly, the Company is unable to determine at this time what liability, if any, it may have with respect to this matter.

     No substantial investigative work has been undertaken at other CKD sites in Ohio. Although data necessary to enable the Company to estimate total remediation costs is not available, the Company acknowledges that the ultimate cost to remediate the CKD disposal problem in Ohio could be significantly more than the amounts reserved.

     The Federal Water Pollution Control Act, commonly known as the Clean Water Act (Clean Water Act) provides comprehensive federal regulation of all sources of water pollution. In September 1992 the Company filed a number of applications under the Clean Water Act for National Pollutant Discharge Elimination System (NPDES) stormwater permits. The Company now believes that some of its existing NPDES permits or pending applications relating to its cement plants and raw materials quarries may not cover all process water and stormwater discharges. Legal counsel has advised the Company, based upon its preliminary review of the matter, that while the Clean Water Act authorizes, among other remedies, the imposition of civil penalties of up to $25,000 per day for unpermitted discharges of pollutants to the waters of the United States, several factors may mitigate against the impositions of substantial fines. First, the Company is moving forward as expeditiously as practicable to correct all NPDES permitting deficiencies. Second, some of the permitting issues arise from mere technical deficiencies in permit applications or from changes in discharge patterns after submission of permit applications. In each such case, legal counsel believes that such deficiencies are neither unusual nor difficult to rectify. Finally, some of the deficiencies relate to questions of the scope of the Clean Water Act's jurisdiction that are, at best, unclear.

     The Company recorded loss reserves for pre-acquisition contingencies in conjunction with its acquisition of the hazardous waste processing facilities and received certain indemnifications for environmental matters from the former owners. However, there can be no assurance that such reserves and indemnifications will be adequate to cover all potential environmental losses that may occur with respect to these acquired entities. To the extent that reserves were not established, are insufficient, or recovery under indemnifications are not realizable, remediation amounts are charged to expense.

     While the Company's facilities at several locations are presently the subject of various local, state and federal environmental proceedings and inquiries, including being named a Potentially Responsible Party (PRP) with regard to Superfund sites at several locations to which they are alleged to have shipped materials for disposal, most of these matters are in their preliminary stages and final results may not be determined for years. Management of the Company believes, however, based solely upon the information the Company has developed to date, that known matters can be successfully resolved in cooperation with local, state and federal agencies without having a material adverse effect upon the consolidated financial condition of the Company, either individually or in the aggregate. This assessment is reviewed periodically as additional information becomes available.

     In forming its belief that the matters described will not have a material adverse effect on its consolidated financial condition, the Company considers, among other things, the nature of the matters, the likelihood that a future event or events will confirm the loss, impairment or the incurrence of a liability, the response of environmental authorities to date and the experience of the Company and others with the response of environmental authorities to similar matters. The Company further evaluates various engineering, operational and other options which might be available to address these matters. Estimates of the future cost of environmental issues, however, are necessarily imprecise as a result of numerous uncertainties including, among others, the impact of new laws and regulations and the availability of new technologies. With respect to matters which require fixed or reasonably determinable expenditures by the Company, the Company also considers the period of time over which those expenditures might be made. Independently of the evaluation of any liabilities, the Company also considers whether such matters are within the scope of contractual indemnities provided by others, the applicability of insurance coverage or other potential recoveries from third parties, whether such potential sources of recovery could be considered probable of realization and, if so, how those indemnities would impact any cost to the Company. Accordingly, until all environmental studies, investigations, remediation work and negotiations with potential sources of recovery have been completed, it is impossible to determine the ultimate cost of resolving these environmental matters.

     EPA's Combustion Industry Strategy -- On May 18, 1993, the U.S. EPA promulgated the agency's combustion strategy and waste minimization policy. Under the combustion strategy, the U.S. EPA essentially imposed an 18-month moratorium on the permitting of new thermal treatment capacity and ordered all available agency resources be applied to issuing final burning permits to offsite boilers and industrial furnaces, including cement kilns. In addition, the U.S. EPA stated that it would use its omnibus permitting authority to reduce the particulate standard, to establish a dioxin standard and to require risk assessments of direct and indirect pathways of exposure. Furthermore, the U.S. EPA indicated that there was substantial excess thermal treatment capacity in the United States and that the U.S. EPA should reduce such permitted capacity by 25% over the next ten years. The Cement Kiln Recycling Coalition (CKRC), an organization of cement manufacturers that burn hazardous waste derived fuel as a fuel substitute and of which the Company is a member, sued to set aside the combustion strategy largely because it was, in effect, a rule making without notice and an opportunity for public hearing. The CKRC supports a legislative program that would result in technology based standards for particulate and dioxin controls applicable to all thermal treatment devices and risk assessment standards that have been exhaustively reviewed during public hearing process. The U.S. EPA has advised its regional administrators that the particulate and dioxin standards set forth in the combustion strategy were for discussion purposes, and would be definitively determined pursuant to subsequent rulemakings. Therefore, the U.S. EPA and the CKRC have agreed to a nine month stay of the CKRC's suit.

     On September 27, 1993, the U.S. EPA issued a Complaint and Compliance Order (Order) (United States Environmental Protection Agency, Region 5 v. Southdown, Inc. d/b/a Southwestern Portland Cement -- Docket No. VW 27-93) alleging certain violations of the Resource Conservation and Recovery Act (RCRA) applicable to the burning or processing of hazardous waste in an industrial furnace. The alleged violations included, among others, exceedence of certified feed rates for total hazardous waste at the Company's Ohio cement manufacturing facility, failure to demonstrate that CKD generated at the facility is excluded from the definition of hazardous waste and storage at the facility without a permit of CKD alleged to be hazardous by virtue of that failure to demonstrate its exclusion from the definition. The Order proposed the assessment of a civil penalty in the amount of $1.1 million and closure of certain storage silos containing the CKD that allegedly is hazardous waste. The Company was among a group of owners and operators of 28 boilers and industrial furnaces, including several other major cement manufacturers, from which the U.S. EPA is seeking over $19.8 million in penalties as part of an aggressive inspection and enforcement initiative targeting combustion industry facilities.

     The Company has engaged counsel to respond to the U.S. EPA Order and believes, after reviewing the complaint and the Company's compliance with the applicable regulations, there are substantial mitigating factors to the interpretations and allegations contained in the Order. The Company systematically accrues for routine environmental contingencies and believes, based on the information currently available, the Order can be resolved without material adverse financial statement effect on the consolidated financial condition of the Company.

Other Contingencies

     Status of Additional Sources of Cement Supply -- Antidumping petitions filed by a group of domestic cement producers, including the Company, resulted in favorable determinations by the U.S. International Trade Commission (ITC) against cement from Mexico and Japan in August 1990 and April 1991, respectively. As a result, significant antidumping duty cash deposits have been imposed on cement imports from these two countries. On February 11, 1992 the U.S. Department of Commerce (Commerce Department) announced that it had signed an agreement with Venezuelan cement producers which was designed to eliminate the dumping of gray portland cement from Venezuela into Florida and the United States generally.

     In response to the Mexican government's challenge of the ITC's injury determination, a dispute resolution panel of the General Agreement on Tariffs and Trade (GATT) recommended in July 1992 that the antidumping order be vacated and that all duties collected under the order be returned. The GATT panel determined that the antidumping order violates the GATT antidumping code because the U.S. Commerce Department initiated the investigation without first verifying that the petition was filed on behalf of the domestic cement producers in the region. Under GATT rules, the full Antidumping Code Committee, of which the U.S. is a member, must unanimously adopt the panel's recommendation before it becomes a binding GATT obligation. The decision whether the U.S., as a member of the Antidumping Code Committee, would vote to adopt the GATT dispute panel report would be made by the Office of the U.S. Trade Representative (USTR). Even if the USTR were to adopt the adverse panel report, the industry petitioners have been advised that an act of the U.S. Congress would be required to vacate the antidumping order.

     In February 1993, the U.S. Court of Appeals for the Federal Circuit affirmed the ITC's August 1990 decision that U.S. cement producers were injured by Mexican cement imports that were dumped at unfair prices in the southern tier of the United States. In April 1993, the Commerce Department reduced the antidumping duty cash deposit rate of Mexico's primary cement producer from 58 percent to 30 percent. In late August 1993 the Department of Commerce determined that Mexico's primary cement producer was selling various types of cement outside the ordinary course of trade in Mexico. As no information was available to perform a "difference in merchandise" calculation between the types of cement sold in the ordinary course of trade in Mexico and sold in the United States, the Department of Commerce used a constructed value approach to determine a 43 percent dumping margin for cement imported from Mexico's primary exporter between August 1991 and July 1992. In September 1993 the Department of Commerce amended its final determination of the dumping margin for cement imported from Mexico's primary exporter between April 1990 and July 1991, raising the margin from 30 percent to 41 percent. The Department of Commerce is currently reviewing imported Mexican cement for the period August 1992 through July 1993. The antidumping cash deposit rate on imported cement from Mexico is now 43 percent for the primary exporter and 58 percent for all other exporters.

     In April 1993, the U. S. Court of International Trade affirmed in part, reversed in part, and remanded the ITC's affirmative final injury determination against cement from Japan. In June 1993, the ITC issued an affirmative final injury determination on remand. The Japanese respondents have appealed the remand determination. If the remand determination is reversed on appeal, it could have an adverse impact on the Company's results of operations. In October 1993 the Commerce Department reduced the antidumping duty cash deposit rate of Japan's primary cement producer from approximately 45 percent to approximately 18 percent. The antidumping cash deposit rate on Japanese cement is now 18 percent for the primary exporter and between 64 percent and 70 percent for other exporters. The Department of Commerce is currently reviewing imported Japanese cement for the period May 1992 through April 1993.

     Discontinued Moore McCormack Operations -- In conjunction with the acquisition of Moore McCormack Resources, Inc. (Moore McCormack) in 1988, the Company assumed certain liabilities for operations that Moore McCormack had previously discontinued. These liabilities, some of which are contingent, represent guarantees and undertakings related to Moore McCormack's divestiture of certain businesses in 1986 and 1987. Payments relating to liabilities from these discontinued operations were $1.6 million for the first nine months of 1993, $2.5 million in 1992 and $2.4 million in 1991. A portion of these liabilities relate to a bulk cargo shipping company which owns three ocean-going tankers. The world tanker market is experiencing depressed conditions, and the three tankers generated operating losses in 1992 and through the first nine months of 1993. The Company is either a guarantor or directly liable under certain charter hire debt agreements totaling approximately $13 million at September 30, 1993, declining by approximately $4.0 million per year thereafter through February 1997. If such depressed market conditions continue, then the shipping company may be unable to meet its cash obligations in years subsequent to 1993 under certain of its charter hire debt agreements, thereby requiring the Company to fund the amount of its guarantee in cash. Although the estimated liability under this guaranty has been included in the liability for discontinued Moore McCormack operations, enforcement of the guaranty, while not resulting in a charge to earnings, would result in a substantial cash outlay by the Company. However, the Company believes it currently has sufficient borrowing capacity under its Revolving Credit Facility to fund the guarantee, if required, as well as meet its other borrowing needs for the foreseeable future.

     The Company's Revolving Credit Facility includes $20 million of borrowing capacity that is reserved solely for potential funding of obligations under a Keepwell Agreement between the Company and MARAD related to certain Great Lakes shipping operations owned previously by Moore McCormack. During the second quarter of 1993, the Great Lakes shipping operation sold its right to receive its portion of the settlement of bankruptcy claims against LTV Corporation, which has been operating under the protection of Chapter 11 of the United States Bankruptcy Code since July 17, 1986, and received approximately $14 million in gross proceeds before expenses and taxes. The net proceeds of approximately $10 million are available and required to be used to fund the Great Lakes shipping operation's cash flow deficiencies before the Keepwell is utilized for such purposes.

     Restructured Accounts Receivable -- For many years, the Company has from time-to-time offered extended credit terms to certain of its customers, including converting trade receivables into longer term notes receivable. This practice became more prevalent during 1992 and has continued during 1993 in the southern California market area where many of the Company's customers have been adversely affected by the prolonged recession in the construction industry in that region. Specifically, a group of six customers were indebted to the Company at September 30, 1993 in the amount of $24.5 million, of which $2.7 million was included in current accounts and notes receivable with the balance in long-term receivables. The six customers have purchased a total of approximately 177,000 tons of cement during the first nine months of 1993. All of the notes and a portion of the accounts receivable are collateralized. During the first nine months of 1993, approximately $810,000 in interest income, of which approximately $575,000 has been collected, was recognized on these notes.

     During 1993, four of these customers defaulted on the payment terms of their notes. The Company restructured its agreement with one of the defaulting customers late in the second quarter of 1993 and that customer was in compliance with the terms of the restructured agreement as of September 30, 1993. Subsequent to September 30, 1993, the Company completed the purchase of the primary assets of one of the three remaining customers then in default for forgiveness of a total of approximately $7.3 million owed the Company, assumption of certain liabilities and other consideration. The Company realized no gain or loss on this transaction. The Company has also entered into a nonbinding letter of intent with another of these three customers to acquire the primary assets of that business as well for forgiveness of amounts owed the Company, approximately $1.7 million as of September 30, 1993, assumption of certain liabilities and other consideration. The Company has stopped selling cement on credit to the other customer in default and is presently evaluating its options for collection of outstanding balances. The Company is contractually committed to supply up to 90% of the cement requirements of one of the two non-defaulting customers on extended credit terms, provided this customer remains current with respect to both current purchases and payments on its note.

     In the opinion of management, the Company is adequately reserved for credit risks related to its potentially uncollectible receivables. However, the Company may have to increase its periodic provision for doubtful accounts as additional information regarding the collectibility of these and other accounts becomes available.


     Claim for Indemnification -- In late August 1993 the Company was notified by Energy Development Corporation (EDC), the 1989 purchaser of the common stock of the Company's then oil and gas subsidiary, that EDC was exercising its indemnification rights under the 1989 stock purchase agreement with respect to a Department of Energy (DOE) Remedial Order regarding the audit of crude oil produced and sold during the period September 1973 through January 1981 from an offshore, federal waters field known as Ship Shoal Block 113 Unit/South Pelto 20 of which the Company's oil and gas subsidiary was part owner. The DOE has alleged certain price overcharges and is seeking to recover a total of $68 million dollars in principal and interest. Murphy Oil Corporation, as operator of the property, has estimated the Company's share of this total to be approximately $4 million. Murphy Oil Corporation has been coordinating the defense against the DOE claim and is currently in the process of appealing the DOE's Remedial Order to the Federal Energy Regulatory Commission (FERC) and is concurrently attempting to negotiate a settlement with the DOE. Oral arguments before the FERC were scheduled for late October 1993 with a ruling to follow shortly thereafter. The Company is unable to determine what liability it may have, if any, with respect to this matter, but should the Company be required to forfeit all or any portion of these amounts, such expenditure would result in a charge to earnings from discontinued operations. The Company believes it has sufficient borrowing capacity under its Revolving Credit Facility to fulfill obligations, if any, that arise as a result of this DOE claim.

                          DESCRIPTION OF CAPITAL STOCK

     The following descriptions do not purport to be complete and are subject to, and qualified in their entirety by reference to, the following documents:
(i) the Company's Restated Articles of Incorporation, as amended (the "Restated Articles"); (ii) the Company's Bylaws, as amended; (iii) the Rights Agreement dated as of March 4, 1991, between the Company and Chemical Shareholder Services Group, Inc., as Rights Agent; and (iv) the Warrant Agreement dated as of October 31, 1991 between the Company and Chemical Shareholder Services Group, Inc., as Warrant Agent.

     The authorized capital stock of Southdown comprises 40,000,000 shares of Common Stock, $1.25 par value, and 10,000,000 shares of Preferred Stock, $.05 par value (the "Preferred Stock").

COMMON STOCK

     At December 31, 1993, 17,045,809 shares of Common Stock were issued and outstanding and held of record by approximately 1,956 shareholders, and approximately 7.6 million shares were reserved for future issuance upon exercise of options granted under employee benefit plans or warrants or upon conversion
of convertible securities, excluding        shares reserved for issuance upon
conversion of the Series D Preferred Stock.

     Subject to the preferences of each series of outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation or dissolution of the Company, holders of Common Stock are entitled to share ratably (except as described below under the caption "-- Series C Preferred Stock") in all assets remaining after payment of liabilities and the liquidation preferences of each series of outstanding Preferred Stock. Each share of Common Stock generally entitles the holder to one vote on matters submitted to a vote of shareholders of the Company, including the election of directors. The Board of Directors of the Company is divided into three classes, as nearly equal in number as possible, having staggered three-year terms. Holders of Common Stock have no preemptive rights and no rights to convert their Common Stock into any other securities. By the affirmative vote of the holders of 80% of the outstanding shares of all classes of the Company's stock entitled to vote in the election of directors, the Company's shareholders may remove any of the Company's directors from office. A similar vote is required to amend certain provisions of the Restated Articles. See "-- Change in Control Provisions." All of the outstanding shares of Common Stock are fully paid and nonassessable.

     Chemical Shareholder Services Group, Inc., a subsidiary of Chemical Banking Corporation, serves as the registrar and transfer agent for the Common Stock and the Series A Preferred Stock and the Series B Preferred Stock described below.

WARRANTS TO PURCHASE COMMON STOCK

     In October 1991, the Company issued and sold an aggregate of 1,250,000 Warrants to purchase Common Stock (the "Warrants") pursuant to the terms of a Warrant Agreement dated as of October 31, 1991 (the "Warrant Agreement"), between the Company and First City, Texas -- Houston, N.A., as Warrant Agent. Chemical Shareholder Services Group, Inc. is now the Warrant Agent. Each Warrant entitles the holder to purchase one share of Common Stock at a price of $16 per share, subject to adjustment in certain circumstances, until 5:00 p.m. New York City time on October 31, 1996. The number and kind of securities purchasable upon exercise of the Warrants are subject to adjustment from time-to-time upon the occurrence of certain reclassifications, mergers or consolidations, stock splits, stock dividends, certain other distributions and events and certain issuances or sales of Common Stock at prices less than market value (as defined in the Warrant Agreement). In lieu of an adjustment to the number of shares of Common Stock issuable pursuant to the exercise of the Warrants, the Company may elect to issue additional Warrants.

RIGHTS

     On March 4, 1991, the Board of Directors of the Company declared a dividend of one right to purchase preferred stock ("Right") for each outstanding share of the Company's Common Stock, to shareholders of record at the close of business on March 14, 1991. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Preferred Stock, Cumulative Junior Participating Series C, par value $.05 per share (the "Series C Preferred Stock"), at a purchase price of $60 per Unit, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement dated as of March 4, 1991 (the "Rights Agreement") between the Company and First City, Texas-Houston, N.A., as Rights Agent. Chemical Shareholder Services Group, Inc. now serves as Rights Agent.

     The Rights are attached to all certificates representing outstanding shares of Common Stock, and no separate certificates for the Rights ("Rights Certificates") have been distributed. The Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earlier of (i) ten days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the date of the announcement being the "Stock Acquisition Date"), or (ii) ten business days (or such later date as may be determined by the Company's Board of Directors before the Distribution Date occurs) following the commencement of a tender offer or exchange offer that would result in a person's becoming an Acquiring Person. Until the Distribution Date, (a) the Rights will be evidenced by the Common Stock certificates (together with a copy of a Summary of Rights or bearing the notation referred to below) and will be transferred with and only with such Common Stock certificates, (b) new Common Stock certificates will contain a notation incorporating the Rights Agreement by reference and (c) the surrender for transfer of any certificate for Common Stock outstanding (with or without a copy of the Summary of Rights) will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on March 14, 2001, unless earlier redeemed or exchanged by the Company as described below. In the Rights Agreement, the Company has generally agreed to use its best efforts to cause the securities of the Company issuable pursuant to the exercise of Rights to be registered under the Securities Act, as soon as practicable after the Rights become exercisable, and to take such action as may be necessary to ensure compliance with applicable state securities laws.

     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, from and after the Distribution Date, the separate Rights Certificates alone will represent the Rights. All shares of Common Stock issued prior to the Distribution Date will be issued with Rights. Shares of Common Stock issued after the Distribution Date in connection with certain employee benefit plans or upon exercise or conversion of certain securities (including the Series D Preferred Stock, except in certain limited circumstances) will be issued with Rights. Except as otherwise determined by the Board of Directors, no other shares of Common Stock issued after the Distribution Date will be issued with Rights.

     In the event (a "Flip-In Event") that a person becomes an Acquiring Person, (except pursuant to a tender or exchange offer for all outstanding shares of Common Stock at a price and on terms that a majority of the independent directors of the Company determines to be fair to and otherwise in the best interests of the Company and its shareholders (a "Permitted Offer")) each holder of a Right will thereafter have the right to receive, upon exercise of such Right, a number of shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a Current Market Price (as defined in the Rights Agreement) equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of any Flip-In Event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person (or by certain related parties) will be null and void in the circumstances set forth in the Rights Agreement. However, Rights are not exercisable following the occurrence of any Flip-In Event until such time as the Rights are no longer redeemable by the Company as set forth below.

     For example, at an exercise price of $60 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $120 worth of Common Stock (or other consideration, as noted above), based upon its then Current Market Price, for $60. Assuming that the Common Stock had a Current Market Price of $15 per share at such time, the holder of each valid Right would be entitled to purchase 8 shares of Common Stock for $60.

     In the event (a "Flip-Over Event") that, at any time on or after the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction (other than a specified type of merger that follows a Permitted Offer), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company (or in certain cases its controlling person) having a Current Market Price equal to two times the exercise price of the Right. Flip-In Events and Flip-Over Events are collectively referred to as "Triggering Events."

     The Purchase Price payable, and the number of Units or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series C Preferred Stock,
(ii) if holders of the Series C Preferred Stock are granted certain rights or warrants to subscribe for Series C Preferred Stock or convertible securities at less than the current market price of the Series C Preferred Stock, or (iii) upon the distribution to holders of the Series C Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     No adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units are required to be issued and, in lieu thereof, an adjustment in cash may be made based on the market price of the Series C Preferred Stock on the last trading date prior to the date of exercise. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Series C Preferred Stock will be issued.

     At any time until ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, payable, at the option of the Company, in cash, shares of Common Stock or such other consideration as the Board of Directors may determine. After the redemption period has expired, the Company's right of redemption may be reinstated prior to the occurrence of any Triggering Event if (i) an Acquiring Person reduces its beneficial ownership to 10% or less of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company and (ii) there are no other Acquiring Persons. Immediately upon the effectiveness of the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

     At any time after the occurrence of a Flip-In Event and prior to a person's becoming the beneficial owner of 50% or more of the shares of Common Stock then outstanding, the Company may exchange the Rights (other than Rights owned by an Acquiring Person or an affiliate or an associate of an Acquiring Person, which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, and/or other equity securities deemed to have the same value as one share of Common Stock, per Right, subject to adjustment.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. Shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for the common stock of the acquiring company as set forth above or are exchanged as provided in the preceding paragraph.

     Other than certain provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution

Date. Thereafter, the provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity, defect or inconsistency, to make changes that do not materially adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to lengthen the time period governing redemption shall be made at such time as the Rights are not redeemable.

     The provisions of the Rights and the Rights Agreement may in some cases discourage or make more difficult the acquisition of control of the Company by means of a tender offer, open market purchase or similar means. These provisions are intended to discourage, or may have the effect of discouraging, partial tender offers, front-end loaded two-tier tender offers and certain other types of coercive takeover tactics and inadequate takeover bids and to encourage persons seeking to acquire control of the Company first to negotiate with the Company. The Company believes that these provisions, which are similar to those of many other publicly held companies, provide benefits by enhancing the Company's potential ability to negotiate with the proponent of any unfriendly or unsolicited proposal to take over or restructure the Company that outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement in their terms.

PREFERRED STOCK

     The Board of Directors is authorized to designate series of Preferred Stock and fix the powers, preferences and rights of the shares of such series and the qualifications, limitations or restrictions thereon.

     Series A Preferred Stock. Pursuant to the terms of the Restated Articles, the Board of Directors has created a series of Preferred Stock consisting of 1,999,998 shares of Preferred Stock, $.70 Cumulative Convertible Series A (the "Series A Preferred Stock"). The Series A Preferred Stock is senior to the Series B Preferred Stock with respect to dividends and assets. As of December 31, 1993, 1,999,000 shares of Series A Preferred Stock were issued and outstanding. All such shares are fully paid and nonassessable.

     The Series A Preferred Stock (a) has a stated value and liquidation preference of $10 per share, plus accrued and unpaid dividends, (b) carries a cumulative dividend of $.70 per year, payable quarterly, and entitles the holders of a majority thereof to elect two directors if dividends are in arrears for at least 540 days, (c) is initially convertible into one-half of a share of Common Stock for each share of Series A Preferred Stock, subject to adjustment,
(d) is redeemable at the option of the Company at 120% of the stated value thereof (declining to 100% of the stated value after April 30, 1997) plus accrued and unpaid dividends, and (e) is entitled to one vote per share, voting as a class with the Common Stock and any other capital stock of the Company entitled to vote, on all matters submitted to shareholders. In addition, the holders of Series A Preferred Stock have certain class voting rights, including the right to approve certain mergers, consolidations and sales of assets; however, if a holder of Series A Preferred Stock does not grant a proxy to the Board of Directors to vote in favor of any such merger, consolidation or sale of assets, the Company may redeem such holder's shares of Series A Preferred Stock without the payment of any redemption premium. The Company has reserved 999,500 shares of Common Stock for issuance upon conversion of the Series A Preferred Stock.

     Series B Preferred Stock. Pursuant to the terms of the Restated Articles, the Board of Directors has created a series of Preferred Stock consisting of 960,000 shares of Preferred Stock, $3.75 Convertible Exchangeable Series B (the "Series B Preferred Stock"). The Series B Preferred Stock is junior to the Series A Preferred Stock with respect to dividends and assets. As of December 31, 1993, 959,000 shares of Series B Preferred Stock were issued and outstanding. All such shares are fully paid and nonassessable.

     The Series B Preferred Stock (a) has a stated value and liquidation preference of $50 per share, plus accrued and unpaid dividends, (b) carries a cumulative dividend of $3.75 per year, payable semi-annually, and entitles the holders of a majority thereof to elect two directors if dividends are in arrears for at least 180 days, (c) is initially convertible into two and one-half shares of Common Stock for each share of Series B Preferred Stock, subject to adjustment, (d) is redeemable at the option of the Company at the stated value thereof plus accrued and unpaid dividends, and (e) is entitled to one vote per share, voting as a class with the Common Stock and any other capital stock of the Company entitled to vote, on all matters submitted to shareholders. In addition, the holders of the Series B Preferred Stock have certain class voting rights. The Company has reserved 2,397,500 shares of Common Stock for issuance upon conversion of the Series B Preferred Stock. In addition, the Series B Preferred Stock is exchangeable, in whole but not in part, at the option of the Company at any time for the Company's 7 1/2% Convertible Subordinated Debentures Due 2013 (the "Debentures") at a rate of $50 in principal amount of Debentures per share of Series B Preferred Stock, provided that all dividends on the Series B Preferred Stock have been paid through the date of such exchange. The Company's Restated Revolving Credit Facility requires the Company to obtain the consent of the lenders thereunder as a condition to the exchange of the Series B Preferred Stock for the Debentures.

     Series C Preferred Stock. In connection with the distribution of the Rights on March 14, 1991, the Board of Directors of the Company authorized 400,000 shares of Series C Preferred Stock, none of which are outstanding. The Series C Preferred Stock would be issued only upon the exercise of Rights and only if the Rights were exercised prior to a Flip-In Event or a Flip-Over Event. The Rights are not exercisable as of the date hereof. See "-- Rights." If issued, the Series C Preferred Stock would be junior to the Series A Preferred Stock, the Series B Preferred Stock and the Series D Preferred Stock with respect to dividends and assets.

     The Series C Preferred Stock has a liquidation preference of $100 per share, plus accrued and unpaid dividends and distributions (the "Series C Liquidation Preference"). Following the payment of the Series C Liquidation Preference, no additional distribution shall be made to the holders of shares of Series C Preferred Stock unless the holders of Common Stock have received an amount per share (the "Common Adjustment") equal to the quotient obtained by dividing (i) the Series C Liquidation Preference by (ii) the Adjustment Number. The Adjustment Number initially is 100, and is subject to adjustment in the event the Company (i) declares any dividend on Common Stock payable in shares of Common Stock, (ii) subdivides the outstanding Common Stock or (iii) combines the Common Stock into a smaller number of shares. Following the payment of the full amount of the Series C Liquidation Preference and the Common Adjustment in respect of all outstanding shares of Series C Preferred Stock and Common Stock, respectively, holders of Series C Preferred Stock and holders of Common Stock shall receive their ratable and proportionate share of the remaining assets to be distributed in the ratio of the Adjustment Number to one with respect to the Series C Preferred Stock and Common Stock, on a per share basis, respectively.

     If issued, the Series C Preferred Stock would carry a cumulative dividend per share equal to the greater of (i) $2.00 or (ii) subject to certain adjustments, the Adjustment Number times the aggregate per share amount of all cash dividends, and the Adjustment Number times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than dividends or distributions payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), declared on the Common Stock since the immediately preceding quarterly dividend payment date for the Series C Preferred Stock. The Series C Preferred Stock is redeemable, at the option of the Company, at any time at a redemption price equal to the Adjustment Number times the current per share market price (as defined) of the Common Stock, together with accrued and unpaid dividends. Each share of Series C Preferred Stock entitles the holder thereof to the number of votes equal to the Adjustment Number for each share held and, except as otherwise provided by law, the Series C Preferred Stock votes together as a single class with the Common Stock and any other capital stock of the Company entitled to vote. The Series C Preferred Stock entitles the holders thereof (together with the holders of all Preferred Stock (other than the Series A Preferred Stock and the Series B Preferred Stock) upon which similar voting rights have been conferred) to elect two directors if dividends are in arrears for at least 540 days.

LIMITATIONS ON DIVIDENDS AND CERTAIN OTHER PAYMENTS

     The Company's ability to pay dividends and make certain other payments with respect to its capital stock is restricted in certain circumstances by certain provisions of its debt instruments, including the Company's Restated Revolving Credit Facility and the Indenture relating to its 14% Senior Subordinated Notes Due 2001. That Indenture provides a limitation on Restricted Payments, which are defined to include, among other things, cash dividends or distributions and repurchases or redemptions of capital stock. Subject to limited exceptions, the Indenture prohibits Restrictive Payments unless, at the time of or after giving effect to the proposed Restricted Payment, no Default or Event of Default shall have occurred and be continuing. The aggregate amount of all Restricted Payments declared or made after October 31, 1991 may not equal or exceed an amount calculated from time to time based on, among other things, the Company's consolidated net income (with certain adjustments) since October 1, 1991, and the proceeds from most sales of capital stock. As of September 30, 1993 (after giving effect to the completion of the Preferred Stock Offering and the application of the proceeds therefrom as set forth under "Use of Proceeds"), the amount available under the Indenture for dividends and other Restricted Payments would have been approximately $45 million.

     So long as there is no Event of Default or Unmatured Event of Default under the Restated Revolving Credit Facility, that facility does not restrict the Company's payment of regularly scheduled cash dividends on the Series A Preferred Stock, Series B Preferred Stock or Series D Preferred Stock. So long as there is no Event of Default or Unmatured Event of Default under the Restated Revolving Credit Facility, the Company may also pay cash dividends with respect to the Common Stock so long as the Company's Adjusted Free Cash Flow Ratio (i) on the first date on which such dividends are commenced, and (ii) on the final day of each fiscal year in which such Common Stock dividends are paid, exceeds 1.00:1.00 (for 1993 and 1994), 1.30:1.00 (for 1995) and 1.60:1.00 (for 1996). As
of September 30, 1993 (after giving effect to the Preferred Stock Offering and the use of proceeds thereof as set forth under "Use of Proceeds"), the Company's Adjusted Free Cash Flow Ratio would have been 1.10:1.00.

     The Company believes that, after giving effect to the Preferred Stock Offering, these limitations will not materially affect its ability to make dividend payments on the Series D Preferred Stock.

CHANGE IN CONTROL PROVISIONS

     Charter Provisions. The Restated Articles require the affirmative vote or consent of the holders of 80% of all classes of stock of the Company entitled to vote in the election of directors to approve (a) any merger or consolidation of the Company with or into any other corporation, (b) any sale or lease of all or any substantial part of the assets of the Company or (c) any sale or lease to the Company or any subsidiary thereof of assets with an aggregate fair market value of $2 million or more in exchange for voting securities of the Company or any subsidiary thereof (or securities convertible into or exchangeable for such securities), if as of the record date for the determination of shareholders entitled to vote or consent with respect to such merger, consolidation, sale or lease, the other party to such transaction is the beneficial owner (as defined), directly or indirectly, of 5% or more of the outstanding shares of stock of the Company entitled to vote in the election of directors ("5% Beneficial Owner"). The foregoing provisions of the Restated Articles are inapplicable to (a) any merger or similar transaction if the Board of Directors of the Company has approved a memorandum of understanding with such other corporation prior to the time such corporation became a 5% Beneficial Owner or (b) transactions with a majority-owned subsidiary of the Company.

     Statutory Provision. Although the constitutionality of the control share provisions of the Louisiana Business Corporation Law ("LBCL") has not been judicially determined, the Company believes that it is an "issuing public corporation," subject to the control share provisions of the LBCL. Under the control share provisions of the LBCL, the voting rights of the Company's shares of voting stock are limited under certain circumstances. Subject to certain exceptions, generally if "control shares" of the Company are acquired in a "control share acquisition," the LBCL provides that such shares have the voting rights they had before the control share acquisition only to the extent granted by resolution of the shareholders of the Company. Such resolution must be adopted by a majority of all votes entitled to be cast, excluding all "interested shares."

     "Interested shares" are defined as shares of the Company in respect of which any of the following persons may exercise or direct the exercise of the voting power of the Company in the election of directors: (a) an acquiring person or member of a group with respect to a control share acquisition, (b) any officer of the Company, or (c) any employee of the Company who is also a director of the Company. "Control shares" are defined generally as shares that, but for the control share provisions of the LBCL, would have voting power with respect to shares of the Company that, when added to all other shares of the Company owned by a person or in respect to which that person may exercise or direct the exercise of voting power, would entitle that person, immediately after acquisition of the shares, directly or indirectly, alone or as a part of a group, to exercise or direct the exercise of the voting power of the Company in the election of directors within any of the following ranges of voting power:
(a) one-fifth or more but less than one-third of all voting power, (b) one-third or more but less than a majority of all voting power, or (c) a majority or more of all voting power. Subject to certain exceptions, a "control share acquisition" means the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares.

     Under certain circumstances (including, but not limited to, the giving of an undertaking by the acquiring person to pay the Company's expenses of the meeting and, under certain circumstances, the obtaining by such person of commitments for the financing of any cash portion of the consideration to be paid), an acquiring person may compel the calling of a special meeting of the Company's shareholders for the purpose of considering the voting rights to be accorded the shares acquired or to be acquired in the control share acquisition. Unless the acquiring person agrees in writing to another date, the special meeting of shareholders shall be held within fifty days after the date on which definitive proxy materials (within the meaning of the Securities Exchange Act of 1934, as amended, and the regulations thereunder) related to the special meeting on behalf of the acquiring person and the Board of Directors of the Company have been filed with the Securities and Exchange Commission.

     The Company's Bylaws provide that (i) if no acquiring person statement is filed by the acquiring person or (ii) if full voting rights are not approved, the Company may redeem control shares acquired in a control share acquisition
(a) in the case of (i), within 60 days after the last acquisition of control shares by an acquiring person and (b) in the case of (ii), at any time during the period ending two years after the shareholder vote with respect to the voting rights of such control shares. Any such redemption shall be made at the fair value of the control shares and pursuant to such procedures as may be adopted by the Board of Directors of the Company. If control shares acquired in a control share acquisition representing a majority or more of all voting power are accorded full voting rights, then all shareholders of the Company will have dissenters' rights to receive the fair cash value of their shares, such amount not to be less than the highest price per share paid by the acquiring person in the control share acquisition.

                    DESCRIPTION OF SERIES D PREFERRED STOCK

     The following summary of certain provisions of the Series D Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Company's Restated Articles and the Articles of Amendment relating to the Series D Preferred Stock, copies of which are available upon request from the Company.


     When issued, the Series D Preferred Stock will be fully paid and nonassessable. The holders of the Series D Preferred Stock will have no preemptive rights with respect to any shares of capital stock of the Company or any other securities of the Company convertible into or carrying rights or options to purchase any such shares. The Series D Preferred Stock will not be subject to any sinking fund or other obligation of the Company to redeem or retire the Series D Preferred Stock. The Series D Preferred Stock has been approved for listing on the NYSE.


RANKING

     The Series D Preferred Stock will rank senior to the Common Stock (and any shares of the Series C Preferred Stock that may be issued) with respect to the payment of dividends and amounts upon liquidation, dissolution or winding up of the Company. The Series D Preferred Stock will rank junior to the Series A Preferred Stock and pari passu with the Series B Preferred Stock with respect to the payment of dividends and amounts upon liquidation, dissolution or winding up of the Company.


     So long as any shares of the Series D Preferred Stock are outstanding, the Company may not authorize or create any series or class of stock that ranks senior to the Series D Preferred Stock as to dividends or distribution of assets upon liquidation or winding up of the Company without the consent of the holders of at least two-thirds of the outstanding shares of Series D Preferred Stock. However, the Company may, without the consent of any holder of the Series D Preferred Stock, create additional series or classes or increase the authorized number of shares of any series or class of capital stock of the Company that ranks pari passu with or junior to the Series D Preferred Stock. See "-- Voting Rights" below.


DIVIDEND RIGHTS

     The holders of the Series D Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors out of the funds of the Company legally available therefor, cumulative preferential dividends per share in cash
in an amount per annum equal to $          per share, and no more, until
conversion or redemption. Dividends on the Series D Preferred Stock will be cumulative, will accrue from the date of original issuance and will be paid quarterly in arrears on the first day of each April, July, October and January commencing April 1, 1994.


     Dividends in arrears may be declared and paid at any time, without reference to any regular dividend payment date, to holders of record on such date, not exceeding 45 days preceding the payment date thereof, as may be fixed by the Board of Directors of the Company. No dividend may be declared on any other series or class of stock ranking on a parity with the Series D Preferred Stock unless there shall also be or have been declared on the Series D Preferred Stock like dividends for all periods at the dividend rates fixed therefor. If full cumulative dividends on the Series D Preferred Stock have not been paid or declared and set apart for payment, the Company may not declare or pay or set apart for payment any dividends or make any other distributions on or purchase, redeem or retire any stock of the Company ranking junior to the Series D Preferred Stock (other than dividends or distributions paid in shares of Common Stock or such other junior ranking stock), until full cumulative dividends on the Series D Preferred Stock are paid or declared and set apart for payment.


LIQUIDATION RIGHTS

     In the event of any liquidation, dissolution, or winding up of the affairs of the Company, after payment or provision for payment of the debts and other liabilities of the Company (including any liquidation preferences payable in respect of capital stock of the Company ranking senior to the Series D Preferred Stock as to assets), the holders of the Series D Preferred Stock shall be entitled to receive $50.00 in cash per share, plus accrued and unpaid dividends. If upon any liquidation, dissolution or winding up of the affairs of the Company, the amounts payable with respect to the Series D Preferred Stock (and the Series B Preferred Stock and any other capital stock of the Company ranking on a parity with the Series D Preferred Stock) are not paid in full, the holders of the Series D Preferred Stock (and the Series B Preferred Stock and any other capital stock of the Company ranking on a parity with the Series D Preferred Stock) will share ratably in any such distribution of assets in proportion to the respective amounts to which they are entitled.

OPTIONAL REDEMPTION

     Shares of Series D Preferred Stock will not be redeemable prior to January
  , 2001. On or after January   , 2001, the shares of Series D Preferred Stock
are redeemable, in whole or in part, at any time at the option of the Company, at a redemption price of $50.00 per share plus accrued and unpaid dividends to the redemption date. If the redemption date falls after a dividend payment record date but prior to the related payment date, the record holders of the Series D Preferred Stock on that record date will be entitled to receive the dividend payable on the Series D Preferred Stock notwithstanding the redemption thereof. Except as provided in this paragraph, no payment or allowance will be made for accrued dividends on any shares of Series D Preferred Stock called for redemption.

     Notice of redemption on or after January   , 2001 will be mailed at least
30 days but not more than 60 days before the redemption date to each holder of record of shares of Series D Preferred Stock to be redeemed at the address shown on the books of the Company. Shares of Series D Preferred Stock redeemed by the Company will be restored to the status of authorized but unissued shares of preferred stock, without designation as to series, and may thereafter be issued, but not as shares of Series D Preferred Stock.

     If less than all of the outstanding shares of Series D Preferred Stock are to be redeemed, the Company will select those to be redeemed pro rata or by lot or in such other manner as the Board may determine. There is no mandatory redemption or sinking fund obligation with respect to the Series D Preferred Stock.

     Provided that the Company has made available at the office of the transfer agent a sufficient amount of cash to effect the redemption, on and after the redemption date, dividends will cease to accrue on the Series D Preferred Stock called for redemption, such shares shall no longer be deemed to be outstanding, and all rights of the holders of such shares of Series D Preferred Stock will cease, other than the right to receive any cash payable upon such redemption, without interest.

CONVERSION RIGHTS

  Conversion at the Option of the Company


     On and after January   , 1997 and until January   , 2001, shares of Series
D Preferred Stock will be convertible at the option of the Company, in whole but not in part, into fully paid and nonassessable shares of Common Stock at the Conversion Price. The Company may exercise this option only if, for at least 20 trading days within any period of 30 consecutive trading days, including the last trading day of such period, the closing price of the Common Stock exceeds
130% of the Conversion Price (initially $       per share) and only if all
dividends on the Series D Preferred Stock for all dividend periods ending on or prior to the dividend payment date next preceding the conversion date have been paid or set aside for payment. To exercise this conversion option, the Company must issue a press release announcing the conversion and specifying the date on which such conversion will be effective prior to 9:00 A.M., New York City time on the second trading day after the end of any such 30 trading day period. The date for the conversion to become effective will be a date selected by the Company not less than 15 nor more than 60 days after the date on which the Company mails the required notice of conversion. On and after the conversion date, the rights of holders of the Series D Preferred Stock, as such, shall cease, the Series D Preferred Stock shall no longer be deemed to be outstanding, dividends will cease to accrue and the certificates theretofore representing the shares of Series D Preferred Stock shall represent the shares of Common Stock into which the shares of Series D Preferred Stock have been converted, and the right to receive cash in lieu of any fractional shares.

  Conversion at the Option of the Holder


     At the option of the holder thereof, shares of Series D Preferred Stock may at any time be converted into fully paid and nonassessable shares of Common Stock at the conversion rate, except that, with respect to shares of Series D Preferred Stock called for redemption, conversion rights will expire at the close of business on the redemption date (unless the Company defaults in the payment of the redemption price), and, with respect to shares of Series D Preferred Stock called for conversion at the option of the Company, conversion rights at the option of the holder will expire at the close of business on the conversion date selected by the Company.


  General

     The Conversion Price is subject to adjustment upon the occurrence of certain events, including (a) certain reclassifications of the Common Stock, combinations and subdivisions of the Common Stock, (b) the issuance of shares of Common Stock as a stock dividend, (c) the issuance to all holders of Common Stock of any warrant, option or other right to subscribe for or to purchase Common Stock at a price per share less than the then-current Market Price (as defined) of the Common Stock, and (d) dividends to all holders of Common Stock of evidences of indebtedness of the Company, shares of capital stock of the Company (other than Common Stock) or assets or rights or warrants to subscribe for or purchase any of its securities (excluding those dividends, warrants, options and rights referred to above and dividends and other distributions paid in cash out of the profits or surplus of the Company legally available therefor under the laws of the State of Louisiana). No adjustment in the Conversion Price is required unless it would result in at least a $.05 per share increase or decrease in the Conversion Price; however, any adjustment not made is carried forward.


     In the event of any reclassification or change of the Common Stock (other than a change with respect to the par value thereof or as a result of a subdivision or combination of the outstanding shares thereof); any consolidation or merger of the Company with another entity, as a result of which the holders of Common Stock are entitled to receive stock, other securities or other assets with respect to or in exchange for such Common Stock; any sale or conveyance, in a single transaction or a series of related transactions with the same person or its affiliates, of all or substantially all of the property or business of the Company in its entirety, or a statutory share exchange in which all shares of Common Stock are exchanged for shares of another corporation or entity, then the holders of the Series D Preferred Stock then outstanding will have the right to convert such Series D Preferred Stock only into the kind and amount of shares of stock and other securities and property receivable upon such reclassification, change, consolidation, merger, sale or conveyance or share exchange by a holder of the number of shares of Common Stock issuable upon conversion of such Series D Preferred Stock immediately prior to such reclassification, change, consolidation, merger, sale or conveyance or share exchange.


     If the conversion date falls after a dividend payment record date but prior to the related payment date, the record holders of the Series D Preferred Stock on that record date will be entitled to receive the dividend payable on the shares of Series D Preferred Stock being converted despite their conversion. No other payment or adjustment will be made upon any conversion on account of regular cash dividends declared or accrued on the Common Stock or the Series D Preferred Stock surrendered for conversion. No fractional share of Common Stock shall be issued and, in lieu of fractional shares, the Company will pay a cash adjustment based on the then-current Market Price of the Common Stock.

VOTING RIGHTS

     The Series D Preferred Stock is entitled to one vote per share, voting as a class with the Common Stock and any other capital stock of the Company entitled to vote, on all matters submitted to the shareholders. In addition, the holders of the Series D Preferred Stock shall vote as a single class (and the affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of Series D Preferred Stock shall be required) with respect to any proposal to (a) change the dividend rate, liquidation preference, redemption price, voting rights or conversion rights of the shares of the Series D Preferred Stock or to increase the number of authorized shares of Series D Preferred Stock; (b) increase the authorized amount of any series or class of capital stock of the Company if the same ranks senior to the Series D Preferred Stock as to dividends or distributions of assets on liquidation; (c) authorize, create, issue or sell any shares of any series or class of capital stock of the Company that ranks senior to the Series D Preferred Stock as to dividends or assets upon liquidation; and
(d) change or modify their voting rights.


     Whenever dividends on the Series D Preferred Stock are in arrears for the equivalent of six quarterly dividend periods, the number of directors of the Company shall be increased by two and the holders of the Series D Preferred Stock, voting together as a single class with all other series or classes of preferred stock which rank pari passu with the Series D Preferred Stock as to dividends and which specifically state that they shall vote with the Series D Preferred Stock for the election of two directors in such a case, shall be entitled to elect such two additional directors of the Company, who shall be a Class I director and a Class II director, respectively, at any meeting of shareholders of the Company at which directors are to be elected during the period such dividends remain in arrears. The Series D Preferred Stock will not vote together with any of the Series A Preferred Stock, the Series B Preferred Stock or, if any is issued, the Series C Preferred Stock with respect to the election of two directors in such a case. The right of the holders of the Series D Preferred Stock to elect directors shall terminate when all such dividends accumulated have been paid in full. The term of office of all directors so elected shall terminate immediately upon such payment and the number of directors shall become the number otherwise provided by the Company's governing documents irrespective of such increase.

     The Series D Preferred Stock shall have no other voting rights, except as required by law.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Series D Preferred Stock will be Chemical Shareholder Services Group, Inc., which also serves as transfer agent and registrar for the Common Stock, the Series A Preferred Stock and the Series B Preferred Stock and as Warrant Agent and Rights Agent for the Warrants and Rights, respectively.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS
GENERAL

     The following discussion summarizes the principal Federal income tax consequences expected to apply to the holders of the Series D Preferred Stock under currently applicable law, which is subject to change, possibly retroactively. This discussion does not address all aspects of Federal income taxation that may be relevant to particular investors in light of their personal investment circumstances or to certain types of investors subject to special treatment under the Federal income tax laws (for example, financial institutions, insurance companies, tax-exempt organizations, broker-dealers, and taxpayers subject to the alternative minimum tax) and does not discuss any aspects of state, local, or foreign tax laws. This discussion assumes that investors will hold their Series D Preferred Stock as a "capital asset" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). Prospective investors are advised to consult their tax advisors as to the specific tax consequences of acquiring, holding, converting, redeeming and disposing of the Series D Preferred Stock and Common Stock issuable upon conversion thereof, including the application and effect of Federal, state, local, and foreign income and other tax laws and of possible future changes in the tax laws.

     Except as otherwise indicated, statements of legal conclusion regarding tax treatments, tax effects or tax consequences in this discussion reflect the opinion of Bracewell & Patterson, L.L.P., counsel to the Company. Such conclusions are based upon the Code, the existing regulations thereunder, and the current judicial and administrative interpretations thereof. The Company will not request any rulings from the Internal Revenue Service ("IRS") concerning the Federal income tax consequences of the acquisition, ownership or disposition of the Series D Preferred Stock or the Common Stock received upon conversion, and the IRS may disagree with the conclusions expressed herein.

DIVIDENDS

     Distributions with respect to the Series D Preferred Stock (or the Common Stock issued upon conversion) will be treated as dividends to the extent of the current or accumulated earnings and profits of the

Company and will be subject to tax as ordinary income. To the extent that the amount of a distribution exceeds such earnings and profits, it will be treated as a tax-free return of capital and will be applied against and reduce the holder's adjusted tax basis in the stock. The remaining amount of any distribution that exceeds the holder's adjusted tax basis in the stock will be taxed as capital gain and will be long-term capital gain if the holder's holding period for such stock is more than one year as of the date of the distribution.

     Dividends paid out of current or accumulated earnings and profits will qualify for the dividends-received deduction allowable to corporations, subject to certain restrictions and requirements. In particular, a corporate investor in the Series D Preferred Stock should consider the possible effect of the "debt financed portfolio stock" rules of Section 246A of the Code and the special holding period requirements of Section 246(c) of the Code in determining such investor's eligibility for the dividends-received deduction. In addition, under certain circumstances, a corporate holder may be subject to the alternative minimum tax with respect to the amount of its dividends-received deduction. Generally, regular quarterly dividends on the Series D Preferred Stock will not be subject to the extraordinary dividend provisions of Section 1059 of the Code.

CONVERSION OF THE SERIES D PREFERRED STOCK INTO COMMON STOCK

     Gain or loss will not generally be recognized on the conversion of shares of the Series D Preferred Stock solely into shares of Common Stock. In general, the tax basis for the Common Stock received upon the conversion (including fractional shares deemed received) will be equal to the tax basis of the Series D Preferred Stock converted, and the holding period of the Common Stock (including fractional shares deemed received) will include the holding period of the Series D Preferred Stock converted.

     The receipt of cash in lieu of a fractional share of Common Stock upon the conversion of the Series D Preferred Stock will generally be treated as a sale of such fractional share of Common Stock on which the holder will recognize taxable gain or loss equal to the difference between the amount of cash received and the holder's adjusted tax basis in the fractional share. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holder's holding period for the Series D Preferred Stock converted is more than one year as of the date of the conversion.

REDEMPTION OF THE SERIES D PREFERRED STOCK

     A holder who has shares of the Series D Preferred Stock redeemed will be taxed on such redemption under Section 302 of the Code. If such a holder of the Series D Preferred Stock owns no stock of the Company either actually or constructively immediately after the redemption, such holder generally will recognize capital gain or loss on the redemption equal to the difference between the amount of cash received and the holder's tax basis in the Series D Preferred Stock redeemed. Such capital gain or loss will be long-term capital gain or loss if the holder's holding period for such shares is more than one year as of the redemption date. If such a holder owns stock of the Company (actually or constructively) immediately after the redemption, such holder should consult his own tax advisor as to whether he will recognize capital gain or loss on the redemption as discussed above or instead whether the entire amount of the proceeds of the redemption will be treated as a dividend under Section 302 of the Code (and the consequences of dividend treatment).

CONSTRUCTIVE DIVIDENDS

     Section 305 of the Code treats as taxable events certain constructive distributions with respect to stock (to the extent of the issuing corporation's current or accumulated earnings and profits), even though the shareholder does not receive an actual distribution at the time. Under certain circumstances, the conversion price adjustment provisions of the Series D Preferred Stock may result in the deemed receipt of a taxable dividend by the holders of the Series D Preferred Stock if the effect of such adjustment is to increase such holders' proportionate interest in the Company.

     Under Treasury Regulations issued under Section 305(c) of the Code, the conversion of Series D Preferred Stock into shares of Common Stock may result in a constructive dividend to the holder. In the event of the conversion of Series D Preferred Stock pursuant to a holder's conversion right, if there are dividend arrearages on such stock at the time of the conversion and the value of the Common Stock received exceeds the issue price of the Series D Preferred Stock converted, the holder may have a constructive dividend equal to the lesser of the dividend arrearages or such excess. A conversion of Series D Preferred Stock also may result in a constructive dividend if the conversion is considered to be pursuant to a plan to periodically increase the holder's proportionate interest in the Company. Although the issue is not free from doubt, it is unlikely that a conversion of the Series D Preferred Stock would be considered to be pursuant to a plan to periodically increase the holder's proportionate interest in the Company.

     Accrued and unpaid dividends on the Series D Preferred Stock may be required to be included in income of the holders under the constructive dividend rules if the IRS determines that, at the time of issuance of the Series D Preferred Stock, the Company did not intend to pay dividends currently thereon. The Company presently intends, however, to pay dividends currently on the Series D Preferred Stock.

SALE OR EXCHANGE OF THE SERIES D PREFERRED STOCK OR COMMON STOCK ACQUIRED UPON CONVERSION

     The sale or exchange of the Series D Preferred Stock, or of Common Stock acquired upon conversion, by a holder of such stock generally will cause such holder to recognize capital gain or loss equal to the difference between the amount realized on such sale or exchange and the holder's tax basis for such stock. Any capital gain or loss recognized will be treated as long-term capital gain or loss if the holder's holding period for the stock is more than one year at the time of the sale or exchange.

BACKUP WITHHOLDING

     Certain noncorporate holders of Series D Preferred Stock may be subject to backup withholding at the rate of 31% with respect to dividends and cash received in certain circumstances upon the conversion, redemption or other disposition of the Series D Preferred Stock (or the Common Stock received upon conversion). Generally, backup withholding is applied only when the taxpayer (i) fails to furnish or certify its correct taxpayer identification number to the payor in the manner required, (ii) is notified by the IRS that it has failed to report payments of interest and dividends properly, or (iii) under certain circumstances, fails to certify that it has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a holder's Federal income tax liability, provided that such holder furnishes the required information to the IRS.

NON-UNITED STATES HOLDERS

     General. This section discusses certain special rules applicable to a holder of the Series D Preferred Stock that is a Non-United States Holder. For purposes of this discussion, a "Non-United States Holder" means a holder of Series D Preferred Stock that is not (i) an individual who is a citizen or resident of the United States; (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any political subdivision thereof; or (iii) an estate or trust whose income is includible in gross income for United States Federal income tax purposes regardless of its source.

     Dividends. Dividends (including constructive dividends) received by a Non-United States Holder will generally be subject to withholding of United States Federal income tax at the rate of 30% unless the dividend is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder, in which case the dividend will be subject to United States Federal income tax on net income at the rates applicable to United States persons generally (and, with respect to corporate holders and under certain circumstances, the 30% branch profits tax). Non-United States Holders should consult any applicable income tax treaties, which may provide for a lower rate of withholding, exemption from or reduction of branch profits tax, or other rules different from those described above.

     Under current Treasury Regulations, dividends paid to an address outside the United States are presumed to be paid to a resident of such country for purposes of the withholding discussed above and, under the current IRS position, for purposes of determining the applicability of a tax treaty rate. However, under proposed Treasury Regulations not currently in effect, a Non-United States Holder of Series D Preferred Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy certain certification and other requirements. To claim exemption from withholding under the effectively connected income exemption, a Non-United States Holder must file an IRS Form 4224 with the Company or its paying agent.

     Gain on Disposition of the Series D Preferred Stock. A Non-United States Holder will generally not be subject to United States Federal income tax with respect to gain recognized on a disposition (including a redemption) of the Series D Preferred Stock (or Common Stock issued upon conversion) unless (i) the gain is effectively connected with a trade or business of the Non-United States Holder in the United States; (ii) in the case of a Non-United States Holder that is not a corporation, such holder is present in the United States for 183 or more days in the taxable year of the disposition and certain other requirements are met; or (iii) the Company is at the time of the disposition, or was at any time during the testing period, a United States real property holding corporation as defined under section 897(c)(2) of the Code ("USRPHC") and, in the event the Series D Preferred Stock or Common Stock is regularly traded on an established securities market, the Non-United States Holder actually or constructively owned, at any time during the testing period, more than five percent of the regularly traded class of stock (or, if only the Common Stock is regularly traded on an established securities market, the Non-United States Holder actually or constructively owned Series D Preferred Stock having a value greater than the value of five percent of the Common Stock). In addition, upon the conversion of Series D Preferred Stock into shares of Common Stock, any gain realized by the Non-United States Holder will be subject to United States Federal income tax if clause (iii) of the preceding sentence applies and the Company is not a USRPHC immediately after the conversion but was a USRPHC at some time during the testing period. For purposes of this paragraph, the "testing period" means the shorter of (a) the five-year period ending on the date of the disposition or (b) the period during which the Non-United States Holder held the Series D Preferred Stock or the Common Stock issued upon the conversion. The Company believes that it currently is not, nor has it been at any time within the past five years, a USRPHC and does not currently anticipate that it will be a USRPHC in the future.

     Information Reporting and Backup Withholding. Under Treasury Regulations, the Company must report annually to the IRS the amount of dividends paid to each Non-United States Holder and the United States Federal income taxes, if any, withheld with respect to such dividends. Such information may be made available by the IRS to the tax authorities in a foreign country under the provisions of an applicable tax treaty or information exchange agreement.

     Backup withholding tax will generally not apply to dividends paid on the Series D Preferred Stock (or Common Stock issued upon conversion) to a Non-United States Holder at an address outside the United States. Payments by a United States office of a broker of the cash proceeds of a disposition of the Series D Preferred Stock (or Common Stock issued upon conversion thereof) is subject to both backup withholding at a rate of 31% and information reporting unless the holder certifies its Non-United States Holder status under penalties of perjury or otherwise establishes an exemption. Information reporting requirements (but not backup withholding) will also apply to payments of the cash proceeds of dispositions of the Series D Preferred Stock (and Common Stock issued upon conversion) by foreign offices of United States brokers, or foreign brokers with certain types of relationships to the United States, unless the broker has documentary evidence in its records that the holder is a Non-United States Holder and certain other conditions are met, or the holder otherwise establishes an exemption.

     These backup withholding and information reporting rules are under review by the United States Treasury Department and their application to the Series D Preferred Stock (and Common Stock issued upon conversion) could be changed prospectively by future regulations. In particular, proposed Treasury Regulations not currently in effect provide, among other things, that payments of dividends to a Non-United States Holder would generally be subject to backup withholding unless such Non-United States Holder satisfies certain certification requirements or otherwise establishes an exemption.

     Federal Estate Taxes. The Series D Preferred Stock (or Common Stock issued upon conversion thereof) owned or treated as owned by an individual who is not a citizen or resident of the United States at the date of death will be included in such individual's estate for United States Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

                                  UNDERWRITING


     Subject to the terms and conditions set forth in a purchase agreement (the "Purchase Agreement") between the Company and each of the underwriters named below (the "Underwriters"), the Company has agreed to sell to each of the Underwriters, and each of the Underwriters acting through Merrill Lynch, Pierce, Fenner & Smith Incorporated has severally agreed to purchase, the number of shares of Series D Preferred Stock set forth below opposite their respective names. The Underwriters are committed to purchase all of such shares if any are purchased. Under certain circumstances, the commitments of non-defaulting Underwriters may be increased as set forth in the Purchase Agreement.



                                                                             NUMBER
                                                                               OF
                                         UNDERWRITER                         SHARES
                                                                            --------
        Merrill Lynch, Pierce, Fenner & Smith
                     Incorporated.........................................
        Kidder, Peabody & Co. Incorporated................................
        Lehman Brothers Inc. .............................................
                                                                            --------
                     Total................................................  1,500,000
                                                                            --------
                                                                            --------



     The Underwriters have advised the Company that they propose to offer the shares of Series D Preferred Stock to the public initially at the public offering price set forth on the cover page of this Prospectus, and to certain
dealers at such price less a concession not in excess of $     per share. The
Underwriters may allow, and such dealers may re-allow, a discount not in excess
of $     per share on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.



     The Company has granted to the Underwriters an option, exercisable by the Underwriters, to purchase up to 225,000 additional shares of Series D Preferred Stock at the initial public offering price, less the underwriting discount. Such option, which expires 30 days after the date of this Prospectus, may be exercised solely to cover over-allotments. To the extent that the Underwriters exercise such option, each of the Underwriters will be obligated, subject to certain conditions, to purchase approximately the same percentage of the option shares that the number of shares to be purchased initially by that Underwriter bears to the total number of shares to be purchased initially by the Underwriters.


     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to payments the Underwriters may be required to make in respect thereof.

     The Company and certain of its directors and executive officers have agreed that they will not, without the prior written consent of Merrill Lynch & Co., directly or indirectly, offer, sell or otherwise dispose of any shares of preferred stock or Common Stock or securities convertible into preferred stock or Common Stock, (other than the shares offered hereby) except pursuant to (i) the exercise of options granted pursuant to existing employee plans, (ii) the exercise of the outstanding Rights and Warrants, and (iii) conversion of the Series A Preferred Stock, Series B Preferred Stock or Series D Preferred Stock, for a period of 90 days after the date of this Prospectus. Pursuant to the Registration Rights Agreement and the purchase agreement relating to the Common Stock Offering, RCBA and the Trust have also agreed not to sell any of their Common Stock or Series B Preferred Stock for certain periods, other than in the Common Stock Offering. See "Recent Developments -- Concurrent Offerings."


     Steven B. Wolitzer, a director of the Company, is also a managing director of Lehman Brothers Inc., one of the Underwriters. Each of the Underwriters has provided from time to time, and expects in the future to provide, investment banking services to the Company, for which it has received and will receive customary fees and commissions.

                                 LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for the Company by Bracewell & Patterson, L.L.P., Houston, Texas and for the Underwriters by Baker & Botts, L.L.P., Houston, Texas. Edgar J. Marston III, Executive Vice President and General Counsel and a Director of the Company, is of counsel to the firm of Bracewell & Patterson, L.L.P. From time to time, Baker & Botts, L.L.P. performs certain services for the Company. Both Bracewell & Patterson, L.L.P. and Baker & Botts, L.L.P. will rely on the opinion of Stone, Pigman, Walther, Wittmann & Hutchinson, New Orleans, Louisiana, as to matters of Louisiana law.

                                    EXPERTS

     The consolidated financial statements and consolidated financial statement schedules of the Company listed in the Index to Financial Statements and Index to Other Required Schedules appearing in the Company's Annual Report on Form 10-K for the year ending December 31, 1992, have been audited by Deloitte & Touche, independent public accountants, as set forth in their report included therein, and such report is incorporated herein by reference. See "Incorporation of Certain Documents by Reference." The consolidated financial statements and consolidated financial statement schedules referred to above have been incorporated herein by reference in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

     With respect to the unaudited interim financial information appearing in the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1993, June 30, 1993 and September 30, 1993, as set forth herein or incorporated by reference in this Prospectus, Deloitte & Touche, independent public accountants, have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports included in the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1993, June 30, 1993 and September 30, 1993, and set forth herein or incorporated by reference, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act of 1933.

               INDEX TO FINANCIAL STATEMENTS, AS PRESENTED IN THE
                    COMPANY'S QUARTERLY REPORT ON FORM 10-Q
               FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 1993
               AND REPRODUCED HEREIN FOR CONVENIENCE OF REFERENCE

                                                                                PAGE
                                                                                NO.
                                                                                ----
        Independent Accountants' Review Report...............................    F-2
        Consolidated Balance Sheet
          September 30, 1993 and December 31, 1992...........................    F-3
        Statement of Consolidated Earnings
          Three months and nine months ended September 30, 1993 and 1992.....    F-4
        Statement of Consolidated Cash Flows
          Nine months ended September 30, 1993 and 1992......................    F-5
        Statement of Consolidated Revenues and Operating Earnings by Business
          Segment
          Three months and nine months ended September 30, 1993 and 1992.....    F-6
        Statement of Shareholders' Equity
          Nine months ended September 30, 1993...............................    F-6
        Notes to Consolidated Financial Statements...........................    F-7

                     INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Shareholders and
  Board of Directors of
  Southdown, Inc.
  Houston, Texas

     We have reviewed the accompanying consolidated balance sheet of Southdown, Inc. and subsidiary companies as of September 30, 1993, and the related statements of consolidated earnings for the three and nine month periods ended September 30, 1993 and 1992, the consolidated statement of cash flows for the nine month periods ended September 30, 1993 and 1992 and the statement of shareholders' equity for the nine months ended September 30, 1993. These financial statements are the responsibility of the Company's management.

     We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of the interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

     Based on our review, we are not aware of any material modifications that should be made to such consolidated financial statements for them to be in conformity with generally accepted accounting principles.

     We have previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheet of Southdown, Inc. and subsidiary companies as of December 31, 1992 and the related consolidated statements of earnings, shareholders' equity, and cash flows for the year then ended (not presented herein); and in our report dated January 28, 1993 (February 16, 1993 as to paragraph 5 of Note 2 of Notes to Consolidated Financial Statements), we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of December 31, 1992 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

     As discussed in Note 3 of Notes to the Consolidated Financial Statements, the Company changed its methods of accounting for income taxes and postretirement benefits other than pensions effective January 1, 1993 to conform with Statements of Financial Accounting Standards No. 109 and No. 106.

DELOITTE & TOUCHE

Houston, Texas
November 1, 1993

                    SOUTHDOWN, INC. AND SUBSIDIARY COMPANIES

                           CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)

                                                                SEPTEMBER 30,   DECEMBER 31,
                                                                    1993            1992
                                                                -------------   ------------
                                                                       (IN MILLIONS)
ASSETS
Current assets:
  Cash and cash equivalents.....................................    $  11.9        $ 12.5
  Accounts and notes receivable, less allowance for doubtful
     accounts of $6.8 and $6.2..................................       88.8          85.2
  Inventories (Note 2)..........................................       51.5          58.6
  Prepaid expenses and other....................................        9.2          14.6
                                                                    -------        ------
          Total current assets..................................      161.4         170.9
Property, plant and equipment, less accumulated depreciation,
  depletion and amortization of $267.2 and $241.1...............      582.3         592.9
Goodwill........................................................       72.9          74.6
Other assets:
  Long-term receivables.........................................       28.8          23.1
  Other.........................................................       44.8          49.1
                                                                    -------        ------
                                                                    $ 890.2        $910.6
                                                                    -------        ------
                                                                    -------        ------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt..........................    $  20.4        $  8.3
  Accounts payable and accrued liabilities......................       98.3          89.7
                                                                    -------        ------
          Total current liabilities.............................      118.7          98.0
Long-term debt..................................................      270.2         306.5
Deferred income taxes...........................................      101.3         130.7
Minority interest in consolidated joint venture.................       30.1          31.0
Long-term portion of postretirement benefit obligations.........       84.5           5.3
Other liabilities and deferred credits..........................       21.6          22.7
                                                                    -------        ------
                                                                     626.4          594.2
                                                                    -------        ------

Shareholders' equity:
  Preferred stock redeemable at issuer's option (Note 6)........       67.9          67.9
  Common stock, $1.25 par value.................................       21.2          21.2
  Capital in excess of par value................................      126.6         126.6
  Reinvested earnings...........................................       48.1         100.7
                                                                    -------        ------
                                                                      263.8         316.4
                                                                    -------        ------
                                                                    $ 890.2        $910.6
                                                                    -------        ------
                                                                    -------        ------

                                               F-3

                    SOUTHDOWN, INC. AND SUBSIDIARY COMPANIES

                       STATEMENT OF CONSOLIDATED EARNINGS
                                  (UNAUDITED)

                                                                      THREE MONTHS           NINE MONTHS
                                                                          ENDED                 ENDED
                                                                      SEPTEMBER 30,         SEPTEMBER 30,
                                                                    -----------------     -----------------
                                                                     1993       1992       1993       1992
                                                                    ------     ------     ------     ------
                                                                     (IN MILLIONS, EXCEPT PER SHARE DATA)
Revenues:
  Trade..........................................................   $155.6     $138.6     $405.1     $382.0
  Interest income................................................      0.5        0.6        1.5        1.3
                                                                    ------     ------     ------     ------
                                                                     156.1      139.2      406.6      383.3
                                                                    ------     ------     ------     ------
Costs and expenses:
  Operating......................................................    114.4      104.6      292.5      292.4
  Depreciation, depletion and amortization.......................      9.8       12.1       31.3       36.5
  Selling and marketing..........................................      4.8        4.5       13.9       13.6
  General and administrative.....................................      9.9       10.9       33.1       34.5
  Other (income) expense, net....................................      4.4       (3.5)       4.7       (4.8)
                                                                    ------     ------     ------     ------
                                                                     143.3      128.6      375.5      372.2
Minority interest in earnings of consolidated joint venture......      1.4        1.1        2.2        1.7
                                                                    ------     ------     ------     ------
                                                                     144.7      129.7      377.7      373.9
                                                                    ------     ------     ------     ------
Operating earnings...............................................     11.4        9.5       28.9        9.4
Interest expense.................................................     (9.5)     (10.8)     (30.3)     (34.3)
                                                                    ------     ------     ------     ------
Earnings (loss) from continuing operations before income taxes
  and cumulative effect of a change in accounting principle......      1.9       (1.3)      (1.4)     (24.9)
Federal and state income tax (expense) benefit...................     (0.4)       0.8        1.1       10.0
                                                                    ------     ------     ------     ------
Earnings (loss) from continuing operations before cumulative
  effect of a change in accounting principle.....................      1.5       (0.5)      (0.3)     (14.9)
Gain on discontinued operations, net of income taxes (Note 7)....       --        0.8         --        0.8
Cumulative effect of a change in accounting principle (Note 3)...       --         --      (48.5)        --
                                                                    ------     ------     ------     ------
Net earnings (loss)..............................................   $  1.5     $  0.3     $(48.8)    $(14.1)
                                                                    ------     ------     ------     ------
                                                                    ------     ------     ------     ------
Dividends on preferred stock (Note 6)............................   $ (1.2)    $ (1.2)    $ (3.7)    $ (3.7)
                                                                    ------     ------     ------     ------
                                                                    ------     ------     ------     ------
Earnings (loss) available for common stock.......................   $  0.3     $ (0.9)    $(52.5)    $(17.8)
                                                                    ------     ------     ------     ------
                                                                    ------     ------     ------     ------
Earnings (loss) per common share (Note 6 and Exhibit 11):
  Primary --
     Earnings (loss) from continuing operations before cumulative
       effect of a change in accounting principle................   $ 0.01     $(0.10)    $(0.24)    $(1.10)
     Gain on discontinued operations, net of income taxes (Note
       7)........................................................       --       0.05         --       0.05
     Cumulative effect of a change in accounting principle (Note
       3)........................................................       --         --      (2.86)        --
                                                                    ------     ------     ------     ------
                                                                    $ 0.01     $(0.05)    $(3.10)    $(1.05)
                                                                    ------     ------     ------     ------
                                                                    ------     ------     ------     ------
  Fully diluted --
     Earnings (loss) from continuing operations before cumulative
       effect of a change in accounting principle................   $ 0.01     $(0.10)    $(0.24)    $(1.10)
     Gain on discontinued operations, net of income taxes (Note
       7)........................................................       --       0.05         --       0.05
     Cumulative effect of a change in accounting principle (Note
       3)........................................................       --         --      (2.86)        --
                                                                    ------     ------     ------     ------
                                                                    $ 0.01     $(0.05)    $(3.10)    $(1.05)
                                                                    ------     ------     ------     ------
                                                                    ------     ------     ------     ------
Average shares outstanding:
  Primary........................................................     17.2       16.9       17.0       16.9
                                                                    ------     ------     ------     ------
                                                                    ------     ------     ------     ------
  Fully diluted..................................................     21.2       20.3       21.2       20.3
                                                                    ------     ------     ------     ------
                                                                    ------     ------     ------     ------

                    SOUTHDOWN, INC. AND SUBSIDIARY COMPANIES

                      STATEMENT OF CONSOLIDATED CASH FLOWS
                                  (UNAUDITED)

                                                                            NINE MONTHS ENDED
                                                                              SEPTEMBER 30,
                                                                            ------------------
                                                                             1993        1992
                                                                            ------      ------
                                                                              (IN MILLIONS)
Operating activities:
  Net loss................................................................  $(48.8)     $(14.1)
  Adjustments to reconcile net loss to net cash provided by (used in)
     operating activities:
     Cumulative effect of a change in accounting principle................    48.5          --
     Depreciation, depletion and amortization.............................    31.3        36.5
     Deferred income tax provision........................................    (2.5)        0.8
     Amortization of debt issuance costs..................................     2.1         2.5
     Changes in operating assets and liabilities..........................     5.6        (3.0)
     Other adjustments....................................................     2.2        (1.4)
                                                                            ------      ------
Net cash provided by (used in) operating activities.......................    38.4        21.3
                                                                            ------      ------
Investing activities:
  Additions to property, plant and equipment..............................   (18.5)      (11.9)
  Proceeds from asset sales...............................................     6.3         5.4
  Acquisition of hazardous waste processor, net of cash acquired..........      --        (4.9)
  Other...................................................................     2.4         1.3
                                                                            ------      ------
Net cash used in investing activities.....................................    (9.8)      (10.1)
                                                                            ------      ------
Financing activities:
  Additions to long-term debt.............................................      --         6.2
  Reductions in long-term debt............................................   (24.1)       (9.5)
  Dividends...............................................................    (2.8)       (2.8)
  Changes in minority interest............................................    (2.3)       (1.0)
  Debt issuance costs.....................................................      --        (0.9)
                                                                            ------      ------
Net cash provided by (used in) financing activities.......................   (29.2)       (8.0)
                                                                            ------      ------
Net (decrease) increase in cash and cash equivalents......................    (0.6)        3.2
Cash and cash equivalents at beginning of period..........................    12.5        14.6
                                                                            ------      ------
Cash and cash equivalents at end of period................................  $ 11.9      $ 17.8
                                                                            ------      ------
                                                                            ------      ------

     Cash payments for income taxes totaled $1.9 million in 1993 and $200,000 in 1992. The Company received a $15.7 and an $18.5 million Federal income tax refund in 1993 and 1992, respectively, from the carryback to prior years of the 1992 and 1991 tax losses. Interest paid, net of amounts capitalized, was $21.8 million and $24.0 million in 1993 and 1992, respectively. The $48.5 million noncash operating charge for the cumulative effect of a change in accounting principle also resulted in a noncash charge to deferred income taxes of $25.9 million and a noncash credit to postretirement benefit obligations of $74.4 million. Noncash investing activities in 1993 included the sale of a hazardous waste processing facility for preferred stock which the Company valued at $4.8 million (see Note 5 of Notes to Consolidated Financial Statements). Noncash investing activities in 1992 included a $1.9 million note receivable as partial consideration for all of the common stock of a hazardous waste processor sold effective June 30, 1992 and the assumption of $1.1 million of noncash liabilities in the January 1992 acquisition of a hazardous waste processor.

                    SOUTHDOWN, INC. AND SUBSIDIARY COMPANIES

           STATEMENT OF CONSOLIDATED REVENUES AND OPERATING EARNINGS
                              BY BUSINESS SEGMENT
                                  (UNAUDITED)

                                                       THREE MONTHS ENDED      NINE MONTHS ENDED
                                                         SEPTEMBER 30,           SEPTEMBER 30,
                                                       ------------------      ------------------
                                                        1993        1992        1993        1992
                                                       ------      ------      ------      ------
                                                                     (IN MILLIONS)
Contributions to revenues:
  Cement.............................................  $109.6      $ 96.7      $277.6      $256.5
  Concrete products..................................    49.0        40.6       129.6       119.9
  Environmental services.............................     8.3        10.4        27.5        32.4
  Corporate and other................................     0.1         0.3         0.4         0.6
  Intersegment sales.................................   (10.9)       (8.8)      (28.5)      (26.1)
                                                       ------      ------      ------      ------
                                                       $156.1      $139.2      $406.6      $383.3
                                                       ------      ------      ------      ------
                                                       ------      ------      ------      ------
Contributions to operating earnings (loss) before
  interest expense and income taxes:
  Cement.............................................  $ 21.8      $ 20.3      $ 61.1      $ 49.2
  Concrete products..................................     0.5        (2.4)       (1.1)       (8.0)
  Environmental services.............................    (1.0)       (3.1)       (1.2)       (8.0)
  Corporate
     General and administrative......................    (6.5)       (7.3)      (23.7)      (23.7)
     Depreciation, depletion and amortization........    (1.1)       (1.1)       (3.3)       (3.3)
     Miscellaneous income (expense)..................    (2.3)        3.1        (2.9)        3.2
                                                       ------      ------      ------      ------
                                                       $ 11.4      $  9.5      $ 28.9      $  9.4
                                                       ------      ------      ------      ------
                                                       ------      ------      ------      ------

                    SOUTHDOWN, INC. AND SUBSIDIARY COMPANIES

                       STATEMENT OF SHAREHOLDERS' EQUITY
                                  (UNAUDITED)

                                                                                  CAPITAL
                                                                                    IN
                                                                                  EXCESS
                                         PREFERRED STOCK       COMMON STOCK          OF
                                        -----------------    ----------------      PAR        REINVESTED
                                        SHARES    AMOUNT     SHARES    AMOUNT     VALUE        EARNINGS
                                        ------    -------    ------    ------     ------      ----------
                                                              (IN MILLIONS)
Balance at December 31, 1992..........   3.0      $67.9      16.9      $21.2      $126.6      $100.7
Net loss..............................    --         --        --         --          --       (48.8)
Dividends on preferred stock
  (Note 6)............................    --         --        --         --          --        (3.7)
Other.................................    --         --        --         --          --        (0.1)
                                        ----      -----      ----      -----      ------      ------
Balance at September 30, 1993.........   3.0      $67.9      16.9      $21.2      $126.6      $ 48.1
                                        ----      -----      ----      -----      ------      ------
                                        ----      -----      ----      -----      ------      ------

                    SOUTHDOWN, INC. AND SUBSIDIARY COMPANIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 1 -- UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS:

     The Consolidated Balance Sheet of Southdown, Inc. and subsidiary companies (the Company) at September 30, 1993 and the Statements of Consolidated Earnings, Consolidated Cash Flows, Consolidated Revenues and Operating Earnings by Business Segment and Shareholders' Equity for the periods indicated herein have been prepared by the Company without audit. The Consolidated Balance Sheet at December 31, 1992 is derived from the December 31, 1992 audited financial statements, but does not include all disclosures required by generally accepted accounting principles. It is assumed that these financial statements will be read in conjunction with the audited financial statements and notes thereto included in the Company's 1992 Annual Report on Form 10-K. Certain data for prior years have been reclassified for purposes of comparison.

     In the opinion of management, the statements reflect all adjustments necessary for a fair presentation of the financial position, results of operations and cash flows of the Company on a consolidated basis and all such adjustments are of a normal recurring nature. The interim statements for the period ended September 30, 1993 are not necessarily indicative of results to be expected for the full year.

NOTE 2 -- INVENTORIES:

                                                           SEPTEMBER 30,     DECEMBER 31,
                                                               1993             1992
                                                           ------------      -----------
                                                                 (UNAUDITED, IN
                                                                    MILLIONS)
            Finished goods...................................  $10.3            $14.7
            Work in progress.................................    9.6              9.4
            Raw materials....................................    5.3              7.3
            Supplies.........................................   26.3             27.2
                                                               -----            -----
                                                               $51.5            $58.6
                                                               -----            -----
                                                               -----            -----

     Inventories stated on the LIFO method were $14.2 million at September 30, 1993 and $22.8 million at December 31, 1992 compared with current costs of $23.6 million and $32.2 million, respectively.

NOTE 3 -- CHANGES IN ACCOUNTING PRINCIPLES:

  Postretirement Benefits

     Postretirement benefits other than pensions (postretirement benefits) currently provided by the Company to its eligible retirees consist primarily of health care and life insurance benefits. In certain instances, retirees under the age of sixty-five and their dependents are offered health care benefits which are essentially the same as benefits available to active employees. However, benefit payments for covered retirees over the age of sixty-five are reduced to the extent that such benefits are paid by Medicare. Most of the Company's health care benefits are self-insured and administered on cost plus fee arrangements with a major insurance company or provided through health maintenance organizations. Generally life insurance benefits for retired employees are reduced over a number of years from the date of retirement to a specified minimum level.

     Effective January 1, 1993 the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS No. 106) and recorded a $48.5 million after-tax, non-cash charge which represented the initial liability for postretirement benefits attributable to employee services provided prior to 1993. SFAS No. 106 requires the Company to accrue the estimated cost of retiree benefit payments as the employee provides services to the Company. The Company previously expensed the cost of these benefits as claims were incurred and continues to pay for postretirement benefit costs as incurred.

                    SOUTHDOWN, INC. AND SUBSIDIARY COMPANIES

     General and administrative expenses for the nine months ended September 30, 1993 include a charge of approximately $1.8 million in each of the first two quarters of the year ($3.5 million in the aggregate) representing the estimated cost of postretirement health care benefits in excess of claims incurred. The Company amended its plan for postretirement health care benefits in the latter part of the second quarter. Effective with the third quarter of 1993, the Company's accrual for estimated future postretirement benefit costs was reduced under the revised plan and the Company will also amortize an estimated $47 million pretax reduction in its recorded postretirement benefits obligation over the 16 years remaining average service life of its active employees as required by SFAS No. 106. These changes have effectively eliminated the requirement for the Company to continue to record a quarterly charge of approximately $1.8 million as incurred in each of the first and second quarters of 1993.

  Income Taxes

     The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109) effective January 1, 1993. SFAS No. 109 supersedes SFAS No. 96, "Accounting for Income Taxes" which was adopted by the Company in 1988. There was no cumulative effect on the Company's financial statements resulting from the adoption of SFAS No. 109. In early August 1993, the President signed into law a bill that includes, among other provisions, a one percent increase in the maximum Federal income tax rate for corporations retroactive to January 1, 1993. Under the requirements of SFAS No. 109 the Company recorded a charge of approximately $2.2 million in the third quarter of 1993 to recognize the increase in the deferred tax liability as a result of the change in the corporate income tax rate.

NOTE 4 -- CKD REMEDIATION IN OHIO:

     As discussed in more detail under Item 2, "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the caption "Liquidity and Capital Resources -- Known Events, Trends and
Uncertainties -- Environmental Matters", three of a number of inactive cement kiln dust (CKD) disposal sites near the Company's Fairborn, Ohio cement plant have been under investigation by the Company, as well as in some cases by Federal and state environmental agencies, to determine if remedial action is required at any or all of these sites.

     The Company as well as state environmental agencies have conducted investigations to determine appropriate remedial action required at an inactive CKD disposal site in Ohio. Based on various remediation investigations, hydrogeological analyses and feasibility studies performed in prior years, the Company had recorded charges totaling $6.7 million through the end of 1992 as the estimated remediation cost for the site, increasing the initial estimates as additional information became known. In October 1993, the Company received a consulting report proposing additional refinements of earlier estimates which increased the total estimated cost to remediate this site from $6.7 million to $9.7 million. Accordingly, the Company recorded an additional $3 million charge in the third quarter of 1993 to recognize the change in the estimate.

     On a voluntary basis, without administrative or legal action being taken, the Company is also investigating two other inactive Ohio CKD disposal sites. The two additional sites in question were part of a cement manufacturing facility that was owned and operated by a now dissolved cement company from 1924 to 1945 and by a division of USX Corporation (USX) from 1945 to 1975. On September 24, 1993, the Company filed a complaint (the Complaint) against USX, alleging that USX is a potentially responsible party under CERCLA and under applicable Ohio law, and therefore jointly and severally liable for costs associated with cleanup of the larger of the two sites (the Site).

     The Company intends to vigorously pursue its right to contribution from USX for cleanup costs under CERCLA and Ohio law. Based upon the advice of counsel, the Company believes that USX is a responsible party because it owned and operated the Site at the time of disposal of the hazardous substance, arranged for the disposal of the hazardous substance and transported the hazardous substance to the Site. Therefore,

                    SOUTHDOWN, INC. AND SUBSIDIARY COMPANIES counsel to the Company has advised that it appears there is a reasonable basis for the apportionment of cleanup costs relating to the Site between the Company and USX, with USX shouldering substantially all of the cleanup costs because, based on the facts known at this time, the Company itself disposed of no cement kiln dust at the Site and is potentially liable under CERCLA primarily because of its current ownership of the Site. These determinations, however, are preliminary, and are based only upon facts available to the Company prior to any discovery and prior to the filing of an answer to the Complaint by USX.

     The Company expects to have determined a reasonable estimate, or at least identified a range of Site remediation costs, by year-end 1993. Under CERCLA and applicable Ohio law a court generally applies equitable principles in determining the amount of contribution which a potentially responsible party must provide with respect to a cleanup of hazardous substances and such determination is within the sole discretion of the court. In addition, no regulatory agency has directly asserted a claim against the Company as the owner of the Site requiring it to remediate the property, and no cleanup of the Site has yet been initiated.

NOTE 5 -- SALE OF HAZARDOUS WASTE PROCESSING FACILITIES:

     In January 1993, the Company's Board of Directors approved a strategic realignment of the Company's environmental services operations and authorized the disposition of four of its six hazardous waste processing facilities. On February 16, 1993 the Company sold its Cincinnati, Ohio hazardous waste processing facility, which was classified at December 31, 1992 as a current asset held for sale. The facility was sold to Clean Harbors, Inc. for $1.4 million in cash and the balance in the form of a new issue of Clean Harbors, Inc. convertible preferred stock which the Company sold during the second quarter of 1993 for $4.9 million.

     The assets associated with two of the remaining hazardous waste processing facilities were classified on the Company's balance sheet as of December 31, 1992 and September 30, 1993 as current assets held for sale. Operating losses expected to occur prior to disposition of these two hazardous waste processing facilities were previously accrued in conjunction with a fourth quarter 1992 write-down of certain environmental services assets and, accordingly, are not reflected in the results of operations for the three and nine month periods ended September 30, 1993. Such losses were $336,000 and $1.2 million for the three and nine month periods, respectively.

     The Company has a non-binding Letter of Intent to sell its hazardous waste processing facility in Avalon, Texas which was classified as a current asset held for sale at December 31, 1992 and September 30, 1993. The sale is expected to close before the end of 1993. No material gain or loss is expected to be recognized in conjunction with the sale.

NOTE 6 -- CAPITAL STOCK:

  Common Stock

     The Company's Board of Directors suspended the dividend on the Company's common stock on April 25, 1991.

  Preferred Stock Redeemable at Issuer's Option

     Series A Preferred Stock -- The Company had 1,999,000 shares of Preferred Stock, $0.70 Cumulative Convertible Series A (Series A Preferred Stock) issued and outstanding at September 30, 1993, December 31, 1992 and September 30, 1992. Each share of Series A Preferred Stock is initially convertible into one-half share of the Company's common stock, subject to adjustment to protect against dilution, and is redeemable at the Company's option at 140% of the $10.00 stated value thereof declining to par after April 30, 1997, plus accrued and unpaid dividends. Dividends paid on the Series A Preferred Stock were approximately $350,000 and $1,050,000, respectively, during each of the three and nine month periods ended September 30, 1993 and 1992.

                    SOUTHDOWN, INC. AND SUBSIDIARY COMPANIES

     Series B Preferred Stock -- The Company had 959,000 shares of Preferred Stock, $3.75 Convertible Exchangeable Series B (Series B Preferred Stock) issued and outstanding at September 30, 1993, December 31, 1992 and September 30, 1992. Each share of Series B Preferred Stock is convertible into 2.5 shares of the Company's common stock subject to adjustment to protect against dilution, and is currently redeemable at the Company's option at 100% of the $50.00 stated value thereof, plus accrued and unpaid dividends to the date of redemption. Dividends accrued on the Series B Preferred Stock were approximately $900,000 and $2.7 million, respectively, during each of the three and nine months ended September 30, 1993 and 1992.

NOTE 7 -- DISCONTINUED OPERATIONS

     In late August 1993 the Company was notified by Energy Development Corporation (EDC), the 1989 purchaser of the common stock of the Company's then oil and gas subsidiary, that EDC was exercising its indemnification rights under the 1989 stock purchase agreement with respect to a Department of Energy (DOE) Remedial Order regarding the audit of crude oil produced and sold during the period September 1973 through January 1981 from an offshore, federal waters field known as Ship Shoal Block 113 Unit/South Pelto 20 of which the Company's oil and gas subsidiary was part owner. The DOE has alleged certain price overcharges and is seeking to recover a total of $68 million dollars in principal and interest. Murphy Oil Corporation, as operator of the property, has estimated the Company's share of this total to be approximately $4 million. Murphy Oil Corporation has been coordinating the defense against the DOE claim and is currently in the process of appealing the DOE's Remedial Order to the Federal Energy Regulatory Commission (FERC) and is concurrently attempting to negotiate a settlement with the DOE. Oral arguments before the FERC were scheduled for late October 1993 with a ruling to follow shortly thereafter. The Company is unable to determine what liability it may have, if any, with respect to this matter, but should the Company be required to forfeit all or any portion of these amounts, such expenditure would result in a charge to earnings from discontinued operations.

NOTE 8 -- REVIEW BY INDEPENDENT ACCOUNTANTS:

     The unaudited financial information presented in this report has been reviewed by the Company's independent public accountants to the extent indicated in their report. The review was limited in scope and did not constitute an audit of the financial information in accordance with generally accepted auditing standards such as is performed in the year-end audit of the consolidated financial statements. The report of Deloitte & Touche on its limited review of the financial information as of September 30, 1993 and for the three and nine month periods ended September 30, 1993 and 1992 is set forth on page F-2.*

- ---------------

* Italicized language indicates variance from Form 10-Q.

                PHOTOGRAPH OF COAL BEING FIRED INTO CEMENT KILN


                         PHOTOGRAPH OF LIMESTONE QUARRY

- ------------------------------------------------------
                          ------------------------------------------------------
- ------------------------------------------------------
                          ------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN, OR INCORPORATED BY REFERENCE IN, THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SERIES D PREFERRED STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE HEREIN OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.
                            ------------------------
                               TABLE OF CONTENTS

                                         PAGE
                                         ---
Available Information..................    2
Incorporation of Certain Documents by
  Reference............................    2
Prospectus Summary.....................    3
Investment Considerations..............    6
The Company............................    8
Recent Developments....................   10
Use of Proceeds........................   12
Price Range of the Common Stock and
  Dividends............................   12
Capitalization.........................   13
Selected Historical Financial and
  Operating Data.......................   14
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   16
Description of Capital Stock...........   29
Description of Series D Preferred
  Stock................................   36
Certain Federal Income Tax
  Considerations.......................   39
Underwriting...........................   43
Legal Matters..........................   44
Experts................................   44
Index to Financial Statements..........  F-1

                                1,500,000 SHARES

                                SOUTHDOWN, INC.

                                PREFERRED STOCK,
                         $       CUMULATIVE CONVERTIBLE
                                    SERIES D
                          ---------------------------

                                   PROSPECTUS
                          ---------------------------
                              MERRILL LYNCH & CO.

                             KIDDER, PEABODY & CO.
                                  INCORPORATED

                                LEHMAN BROTHERS

                                JANUARY   , 1994

- ------------------------------------------------------
                          ------------------------------------------------------
- ------------------------------------------------------
                          ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The estimated fees and expenses incurred in connection with the offering of the Series D Preferred Stock are as follows:


        Securities and Exchange Commission registration fee...............  $ 29,742
        National Association of Securities Dealers, Inc. filing fee.......  $  9,125
        Printing and engraving expenses...................................  $240,000
        Legal fees and expenses of counsel................................  $120,000
        Accounting fees and expenses......................................  $ 24,500
        Blue sky filing fees and expenses (including legal fees and expenses).......................................................  $  7,100
        Transfer Agent fees...............................................  $  2,000
        Miscellaneous.....................................................  $  2,533
                                                                            --------
                  Total...................................................  $435,000
                                                                            --------
                                                                            --------



ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS


  Louisiana Business Corporation Law

     The Louisiana Business Corporation Law ("LBCL") generally gives a corporation the power to indemnify any of its directors or officers against certain expenses, judgments, fines and amounts paid in settlement in connection with certain actions, suits or proceedings, provided generally that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of any action by, or in the right of, the corporation, the corporation may indemnify such person against expenses, including attorneys' fees and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the action to conclusion, actually and reasonably incurred in connection with the defense or settlement of such action, and no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for willful or intentional misconduct in the performance of his or her duty to the corporation, unless, and only to the extent that the court shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, he or she is fairly and reasonably entitled to indemnification for such expenses which the court shall deem proper.

     Indemnification provided pursuant to the foregoing provisions is not, under the LBCL, deemed exclusive of any other rights to which the person indemnified is entitled under any bylaw, agreement, authorization of shareholders or directors; however, no such other indemnification measure shall permit indemnification of any person for the results of such person's willful or intentional misconduct. In addition, the LBCL contains provisions to the general effect that any director shall in the performance of his or her duties be fully protected in relying in good faith upon the records of the corporation and upon such information, opinions, reports or statements presented to the corporation, the board of directors, or any committee thereof by any of the corporation's officers or employees or by any committee of the board of directors, or by any counsel, appraiser, engineer (including a petroleum reservoir engineer), or independent or certified public accountant selected by the board of directors or any committee thereof with reasonable care, or by any other person as to matters the director reasonably believes are within such other person's professional or expert competence and which person is selected by the board of directors or any committee thereof with reasonable care. A director shall not be liable for the commission of a prohibited act if his or her dissent was either noted in the minutes of the meetings or filed promptly thereafter in the registered office of the Registrant.

  Articles of Incorporation

     As permitted under Section 24(C)(4) of the LBCL, Article XIII of the Restated Articles of Incorporation of the Registrant eliminates the personal liability of any director or officer to the Registrant or its shareholders for monetary damages for breach of fiduciary duty in such capacity, except for (i) any breach of the duty of loyalty to the Registrant or its shareholders; (ii) acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law; (iii) unlawful payment of dividends or unlawful stock purchases or redemptions; or (iv) any transaction from which the director or officer derived an improper personal benefit.

  Bylaws of the Company

     Article VI, Section 6 of the Registrant's Bylaws contemplate that the Registrant shall indemnify its directors and officers to the maximum extent permitted by Louisiana law.

  Directors' and Officers' Insurance

     In addition, the Registrant has purchased a liability insurance policy under which its directors and officers are indemnified against certain losses arising from certain claims that may be made against them by reason of their serving in such capacity.


  Underwriting Agreement; Registration Rights and Lock Up Agreement



     Section 6 of the Purchase Agreement, a copy of the form of which is filed as Exhibit 1.1 to this Registration Statement, and the Registration Rights and Lock Up Agreement, a copy of which is filed as Exhibit 99.1 to this Registration Statement, provide for the indemnification of the directors and officers of the Registrant in certain circumstances.


ITEM 16. EXHIBITS

     The following documents are filed as exhibits to this Registration
Statement:


       EXHIBIT
       NUMBER                                 DESCRIPTION OF EXHIBITS
- --------------------- ------------------------------------------------------------------------
           1.1*       Form of Purchase Agreement relating to the Preferred Stock Offering by and among the Representatives on behalf of the Underwriters and the
                      Company.
           4.1        Restated Articles of Incorporation of the Company, as amended
                      (incorporated by reference to Exhibit 4.1 to the Current Report on Form
                      8-K dated December 21, 1993).
           4.2*       Form of Articles of Amendment to the Restated Articles of Incorporation
                      of the Company, designating the Series D Preferred Stock.
           4.3        Form of Certificate representing shares of Series D Preferred Stock.
           4.4        Form of Certificate representing shares of Common Stock (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-3;
                      Registration Statement No. 33-24021).
           5*         Opinions of Bracewell & Patterson, L.L.P. and Stone, Pigman, Walther,
                      Wittmann & Hutchison as to the validity of the securities being registered.
           8*         Opinion of Bracewell & Patterson, L.L.P. with respect to certain federal income tax matters.
          12*         Statement regarding computation of ratios.
          15*         Letter in lieu of consent from Deloitte & Touche regarding interim financial information.

       EXHIBIT
       NUMBER                                 DESCRIPTION OF EXHIBITS
- --------------------- ------------------------------------------------------------------------
          23.1*       Consent of Deloitte & Touche, independent auditors for the Registrant
                      (See page II-6).
          23.2*       Consents of Bracewell & Patterson, L.L.P. (included in their opinions to be filed as Exhibit 5 and 8 to this Registration Statement) and Stone,
                      Pigman, Walther, Wittmann & Hutchinson (included in their opinion filed as Exhibit 5 to this Registration Statement).
          24          Powers of Attorney.
          99.1        Registration Rights and Lock Up Agreement dated November 22, 1993, among the Company, RCBA and the Trust (incorporated by reference to Exhibit
                      4.2 to the Current Report on Form 8-K dated December 21, 1993).


- ---------------

* Filed herewith.


ITEM 17. UNDERTAKINGS


     The undersigned Registrant hereby undertakes:

          (a) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
     1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (b) Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          (c) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (d) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, Southdown, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and had duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston and State of Texas on January 20, 1994.


                                          SOUTHDOWN, INC.

                                          By:          CLARENCE C. COMER

                                            ------------------------------------
                                                     Clarence C. Comer
                                               President and Chief Executive
                                                           Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment has been signed by the following persons in the indicated capacities on January 20, 1994.


                SIGNATURE                                       POSITIONS
- ------------------------------------------          --------------------------------
         G. WALTER LOEWENBAUM II*                   Chairman of the Board
- ------------------------------------------            of Directors
         G. Walter Loewenbaum II
            CLARENCE C. COMER                       President, Chief Executive
- ------------------------------------------            Officer and Director
            Clarence C. Comer
             JAMES L. PERSKY                        Senior Vice President
- ------------------------------------------            (Principal Financial Officer)
             James L. Persky
            ALLAN B. KORSAKOV                       Corporate Controller
- ------------------------------------------            (Principal Accounting Officer)
            Allan B. Korsakov
            FENTRESS BRACEWELL*                     Director
- ------------------------------------------
            Fentress Bracewell
               W. J. CONWAY*                        Director
- ------------------------------------------
               W. J. Conway
          KILLIAN L. HUGER, JR.*                    Director
- ------------------------------------------
          Killian L. Huger, Jr.
           EDGAR J. MARSTON III                     Director
- ------------------------------------------
           Edgar J. Marston III
           MICHAEL A. NICOLAIS*                     Director
- ------------------------------------------
           Michael A. Nicolais
              FRANK J. RYAN*                        Director
- ------------------------------------------
              Frank J. Ryan
             ROBERT J. SLATER*                      Director
- ------------------------------------------
             Robert J. Slater
             RONALD N. TUTOR*                       Director
- ------------------------------------------
             Ronald N. Tutor

                SIGNATURE                                           POSITIONS
- ------------------------------------------          ------------------------------------------
            V. H. VAN HORN III*                     Director
- ------------------------------------------
            V. H. Van Horn III
            STEVEN B. WOLITZER*                     Director
- ------------------------------------------
            Steven B. Wolitzer
* By:      EDGAR J. MARSTON III
- ------------------------------------------
           Edgar J. Marston III
             Attorney-in-Fact

                                                                    EXHIBIT 23.1

                         INDEPENDENT AUDITORS' CONSENT


     We consent to the incorporation by reference in this Amendment No. 2 to Registration Statement No. 33-51133 of Southdown, Inc. of our report dated January 28, 1993 (February 16, 1993 as to paragraph 5 of Note 2 of Notes to Consolidated Financial Statements) appearing in the Annual Report on Form 10-K of Southdown, Inc. for the year ended December 31, 1992 and to the references to us appearing under the captions "Experts" and "Selected Historical Financial and Operating Data" in the Prospectus, which is part of this Registration Statement.


DELOITTE & TOUCHE
Houston, Texas
January 19, 1994

                               INDEX TO EXHIBITS


       EXHIBIT
       NUMBER                                 DESCRIPTION OF EXHIBITS
- --------------------- ------------------------------------------------------------------------
           1.1*       Form of Purchase Agreement relating to the Preferred Stock Offering by and among the Representatives on behalf of the Underwriters and the
                      Company.
           4.1        Restated Articles of Incorporation of the Company, as amended
                      (incorporated by reference to Exhibit 4.1 to the Current Report on Form
                      8-K dated December 21, 1993).
           4.2*       Form of Articles of Amendment to the Restated Articles of Incorporation
                      of the Company, designating the Series D Preferred Stock.
           4.3        Form of Certificate representing shares of Series D Preferred Stock.
           4.4        Form of Certificate representing shares of Common Stock (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-3;
                      Registration Statement No. 33-24021).
           5*         Opinions of Bracewell & Patterson, L.L.P. and Stone, Pigman, Walther,
                      Wittmann & Hutchison as to the validity of the securities being registered.
           8*         Opinion of Bracewell & Patterson, L.L.P. with respect to certain federal income tax matters.
          12*         Statement regarding computation of ratios.
          15*         Letter in lieu of consent from Deloitte & Touche regarding interim financial information.
          23.1*       Consent of Deloitte & Touche, independent auditors for the Registrant
                      (See page II-6).
          23.2*       Consents of Bracewell & Patterson, L.L.P. (included in their opinions to be filed as Exhibit 5 and 8 to this Registration Statement) and Stone,
                      Pigman, Walther, Wittmann & Hutchinson (included in their opinion filed as Exhibit 5 to this Registration Statement).
          24          Powers of Attorney.
          99.1        Registration Rights and Lock Up Agreement dated November 22, 1993, among the Company, RCBA and the Trust (incorporated by reference to Exhibit
                      4.2 to the Current Report on Form 8-K dated December 21, 1993).


- ---------------

* Filed herewith.